UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MyoKardia, Inc.

(Name of Subject Company)

MyoKardia, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $ 0.0001 PER SHARE

(Title of Class of Securities)

62857M105

(CUSIP Number of Class of Securities)

Denelle J. Waynick

Chief Legal Officer

MyoKardia, Inc.

1000 Sierra Point Parkway

Suite 1300

Brisbane, California 94005

(650) 741-0900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

Lisa R. Haddad

Mitchell S. Bloom

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is MyoKardia, Inc., a Delaware corporation (the “Company,” “MyoKardia,” “we,” “our” or “us”). The Company’s principal executive office is located at 1000 Sierra Point Parkway, Brisbane, California 94005. The Company’s telephone number at this address is (650) 741-0900.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $ 0.0001 per share (the “Company Common Stock”). At the close of business on October 1, 2020, there were (i) 53,308,689 issued and outstanding shares of Company Common Stock, (ii) 4,734,132 shares of Company Common Stock subject to issuance pursuant to stock options (the “Company Stock Options”) granted by the Company pursuant to the MyoKardia, Inc. 2012 Equity Incentive Plan (the “2012 Plan”) and the MyoKardia, Inc. 2015 Stock Option and Incentive Plan (the “2015 Plan”), (iii) 891,821 shares of Company Common Stock subject to outstanding restricted stock unit awards with time-based vesting conditions (the “Company RSU Awards”), granted by the Company pursuant to the 2015 Plan, (iv) 83,175 shares of Company Common Stock subject to outstanding restricted stock unit awards with performance-based vesting conditions (the “Company PSU Awards”) assuming achievement of target (which is the same as maximum) performance, granted by the Company pursuant to the 2015 Plan, (v) 1,245,815 shares of Company Common Stock reserved and available for future issuance under the 2012 Plan and the 2015 Plan, (vi) 1,579,961 shares of Company Common Stock reserved for issuance pursuant to the MyoKardia, Inc. 2015 Employee Stock Purchase Plan (the “Company ESPP”), (vii) no shares of Company Common Stock held by the Company as treasury stock and (viii) no shares of Company preferred stock issued or outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.myokardia.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Gotham Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent” or “Bristol Myers Squibb”), to acquire all of the issued and outstanding shares of Company Common Stock at a price per share equal to $225.00, net to the seller of such shares of Company Common Stock in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2020, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 3, 2020 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase, titled “The Transaction Documents—The Merger Agreement”. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of the certificate of merger with the Secretary of State of the State of Delaware (the “Effective Time”), each share of Company Common Stock (other than (1) shares of Company Common Stock with respect to which the holders thereof have properly exercised and perfected demands for appraisal of such shares in accordance with Section 262 of the DGCL (“Appraisal Shares”), (2) shares of Company Common Stock that are owned by the Company as treasury stock, and (3) shares of Company Common Stock then held by Parent or Merger Sub, including any shares irrevocably accepted for payment by Merger Sub in the Offer) will automatically be cancelled and converted into the right to receive $225.00, net to the seller of such shares of Company Common Stock in cash, without interest (the “Merger Consideration”), subject to any withholding of taxes required by applicable law. No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company and will become a wholly owned subsidiary of Parent.

Merger Sub’s obligation to accept for payment shares of Company Common Stock validly tendered pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including that (i) there be validly tendered and not properly withdrawn a number of shares of Company Common Stock (but excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6) of the DGCL), together with the shares of Company Common Stock then owned by Parent or Merger Sub, representing at least one share more than 50% of the then outstanding shares of Company Common Stock; (ii) the waiting period (and extensions thereof) applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), has expired or been terminated; (iii) there is no restraint in effect enjoining, making illegal or otherwise prohibiting consummation of the Offer and the Merger; (iv) there is no action instituted or pending by a governmental authority of competent jurisdiction seeking any judgment to prevent, prohibit or make illegal the consummation of the Offer or the Merger or otherwise to prohibit, limit, restrain or impair in any material respect Parent’s ability to own and operate a material portion of the Company’s or Parent’s assets or businesses, subject to certain exceptions; (v) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary thresholds and exceptions; (vi) the Company’s compliance or performance in all material respects with its obligations required to be complied with or performed by it prior to the scheduled expiration of the Offer under the Merger Agreement; and (vii) the absence of a Material Adverse Effect (as defined in the Merger Agreement) that is continuing as of the scheduled expiration of the Offer. Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on October 19, 2020. The Offer shall initially be scheduled to expire at midnight (New York City time), one minute after 11:59 p.m., New York City time, on November 16, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(i) to the Schedule TO, Parent has formed Merger Sub solely for the purpose of engaging in the Transactions, including the Offer and the Merger.

To date, Merger Sub has not engaged in any activities other than those incidental to its formation and the Offer and the Merger. The address of the principal executive office of each of Parent and Merger Sub is 430 E. 29th Street, 14FL, New York, New York 10016 and the telephone number at such principal office is (212) 546-4000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 also is located on the investor relations section of the Company’s website at https://myokardia.gcs-web.com/, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the Information Agent engaged by Merger Sub for the Offer, toll free, at (800) 322-2885 or by email at tenderoffer@mackenziepartners.com. The information on the Company’s or the SEC’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Parent and Merger Sub.

Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Parent, Merger Sub or their respective affiliates. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Parent and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Parent and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Parent or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Company, Parent and Merger Sub publicly file.

A summary of the Merger Agreement is contained in Section 13 of the Offer to Purchase titled “The Transaction Documents—The Merger Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement.

Parent and the Company previously entered into confidentiality agreements dated March 26, 2019 and June 29, 2020, in connection with the exploration of potential strategic partnership opportunities. In connection with the Transactions, Parent and the Company entered into a new confidentiality agreement dated as of September 17, 2020 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Parent agreed that, subject to certain exceptions, non-public information that the Company may make available to Parent in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Confidentiality Agreement also includes a standstill provision with a term of 12 months that, subject to certain exceptions, prohibits Parent from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company.

This summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

Prior to signing the Merger Agreement, the Company and Parent entered into a letter agreement, dated September 25, 2020 (the “Exclusivity Agreement”), providing for exclusive negotiations between the Company and Parent until the first to occur of: (i) the execution of a definitive merger agreement between the Company and Parent with respect to the Transactions; (ii) receipt by the Company of written notice from Parent advising the Company that Parent was no longer actively pursuing the Transactions; (iii) the time at which Parent reduced, or proposed a reduction in, the $225.00 per share purchase price; and (iv) 8:00 a.m. (New York time) on October 5, 2020.

This summary of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Tassos Gianakakos, the Company’s President and Chief Executive Officer, entered into a Tender and Support Agreement, dated as of October 3, 2020 (the “Tender and Support Agreement”), with Parent and Merger Sub. As of October 3, 2020, the outstanding shares of Company Common Stock beneficially owned by Mr. Gianakakos represented 1.2% of the total outstanding shares of Company Common Stock. The Tender and Support Agreement provides that Mr. Gianakakos will (a) irrevocably tender into the Offer all outstanding shares of Company Common Stock that Mr. Gianakakos beneficially owns as of the date of the Tender and Support Agreement or as to which Mr. Gianakakos acquires beneficial ownership after such date as promptly as practicable (but in no event later than the expiration of the Offer) and will not exercise any appraisal rights in connection with the Merger, (b) not transfer any equity interests in the Company other than in accordance with the terms and conditions set forth in the Tender and Support Agreement, (c) not take any action that would interfere with the performance of Mr. Gianakakos’ obligations under, or the transactions contemplated by, the Tender and Support Agreement, (d) vote against any action or agreement that will materially impede, interfere with, or prevent the Offer or the Merger and (e) not, directly or indirectly, solicit, initiate or knowingly encourage, or participate in discussions with third parties regarding other proposals to acquire the Company. The Tender and Support Agreement provides that Mr. Gianakakos’ obligations under the Tender and Support Agreement are solely in his capacity as a stockholder of the Company, and not in any other capacity, and the Tender and Support Agreement does not limit or otherwise affect any actions in his capacity as an officer or director of the Company, including the taking of any actions (or failure to act) in the exercise of his fiduciary duties as a director or officer of the Company.

The Tender and Support Agreement terminates automatically upon the earliest of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the entry, without the prior written consent of Mr. Gianakakos, into any material modification or amendment to the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to Mr. Gianakakos pursuant to the Merger Agreement as in effect as of the date of the Tender and Support Agreement, and (iv) the mutual written consent of all of the parties to the Tender and Support Agreement.

A summary of the Tender and Support Agreement is contained in Section 13 of the Offer to Purchase titled “The Transaction Documents—The Tender and Support Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Tender and Support Agreement, which is the actual legal document governing the parties’ respective rights and obligations with respect thereto. A copy of the Tender and Support Agreement is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Company Common Stock.

According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor Parent, nor to the knowledge of Merger Sub and Parent, any of the persons listed in Schedule I of the Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Parent, beneficially owns any equity security of the Company, and neither Merger Sub nor Parent, nor, to the knowledge of Merger Sub and Parent, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company’s Executive Officers and Directors.

In considering the recommendation of the Company’s Board of Directors (the “Company Board”) set forth in the section titled “Recommendation of the Company Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Company Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer. The following is a discussion of all known material agreements, understandings and actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Tassos Gianakakos	President, Chief Executive Officer and Director
Jake Bauer	Chief Business Officer
William Fairey	Executive Vice President, Chief Commercial Officer
Taylor C. Harris	Chief Financial Officer
Robert S. McDowell, Ph.D.	Chief Scientific Officer
Denelle J. Waynick	Chief Legal Officer

Effect of the Offer and the Merger on Outstanding Shares of Company Common Stock.

If the executive officers and directors of the Company who own shares of Company Common Stock tender their shares of Company Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 1, 2020, the executive officers and directors of the Company owned, in the aggregate, 738,937 shares of Company Common Stock (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the settlement of Company RSU Awards and also excludes shares issuable under the Company ESPP), and the aggregate cash consideration payable for such shares of Company Common Stock in the Transactions, based on the Offer Price of $225.00 per share, would be approximately $166.3 million. None of the executive officers or directors of the Company hold any Company PSU Awards.

The number of shares of Company Common Stock beneficially owned as of October 1, 2020, by each of the Company’s executive officers (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the settlement of Company RSU Awards and also excludes shares issuable under the Company ESPP) and the aggregate cash consideration that would be payable for such shares of Company Common Stock in the Transactions, based on the Offer Price of $225.00 per share, are as follows: Tassos Gianakakos, 624,790 shares with a cash value of $140.6 million; Jake Bauer, 57,784 shares with a cash value of $13.0 million; William Fairey, 5,226 shares with a cash value of $1.2 million; Taylor C. Harris, 7,438 shares with a cash value of $1.7 million; and Robert S. McDowell, Ph.D., 5,383 shares with a cash value of $1.2 million. Denelle J. Waynick does not hold any shares of Company Common Stock.

The number of shares of Company Common Stock beneficially owned as of October 1, 2020, by each of the Company’s non-employee directors (which, for clarity, excludes shares issuable upon the exercise of Company Stock Options and the settlement of Company RSU Awards) and the aggregate cash consideration that would be payable for such shares of Company Common Stock in the Transactions, based on the Offer Price of $225.00 per share, are as follows: Sunil Agarwal, M.D., 2,300 shares with a cash value of $517,500; David P. Meeker, M.D., 2,300 shares with a cash value of $517,500; Mark L. Perry, 27,708 shares with a cash value of $6.2 million; Kimberly J. Popovits, 2,300 shares with a cash value of $517,500; and Wendy L. Yarno, 3,708 shares with a cash value of $834,300. Mary B. Cranston does not hold any shares of Company Common Stock.

Effect of the Offer and the Merger on Company Equity Awards.

Immediately prior to the Effective Time and consistent with the terms of the 2012 Plan and the 2015 Plan, copies of which are filed as Exhibit (e)(7) and Exhibit (e)(8), respectively, to this Schedule 14D-9 and are incorporated herein by reference, subject to the Merger Agreement, each Company Stock Option, whether vested or unvested, that is outstanding and unexercised at such time will be cancelled and converted into the right to receive, for each share of Company Common Stock underlying such Company Stock Option, an amount (without interest and subject to any applicable withholding tax) in cash equal to the excess, if any, of the Offer Price over the exercise price per share of such Company Stock Option.

Immediately prior to the Effective Time and consistent with the terms of the 2015 Plan, under which all Company RSU Awards were granted, subject to the Merger Agreement, each Company RSU Award, whether vested or unvested, that is outstanding at such time will be cancelled and converted into the right to receive, for each share of Company Common Stock underlying such Company RSU Award, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Offer Price.

Immediately prior to the Effective Time and consistent with the terms of the 2015 Plan, under which all Company PSU Awards were granted, subject to the Merger Agreement, each Company PSU Award that is outstanding immediately prior to the Effective Time will be cancelled and converted into the right to receive, for each share of Company Common Stock underlying such Company PSU Award, an amount (without interest and subject to any applicable withholding tax) in cash equal to the Offer Price, which amount will be payable on the same schedule and subject to the same vesting conditions (including any acceleration of vesting conditions) as applied to the Company PSU Awards immediately prior to the Effective Time. Pursuant to the 2015 Plan, in the event an award holder’s service relationship is terminated by the Company or a successor without cause within one year following the consummation of the Merger, the performance-based vesting conditions applicable to such award holder’s Company PSU Awards will be deemed to be achieved at 100% of target levels.

In addition, under the Company’s Amended and Restated Non-Employee Director Compensation Policy, all outstanding and unvested equity awards granted to non-employee directors under such policy will accelerate in full upon a Sale Event (as defined in the 2015 Plan and which includes the Merger).

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section entitled “ —Quantification of Payments Related to Company Equity Awards” below.

Effect of the Offer and the Merger on the Company ESPP.

With respect to the Company ESPP, the Merger Agreement provides that (i) participation following the date of the Merger Agreement will be limited to those employees who participated in the Company ESPP immediately prior to the execution and delivery of the Merger Agreement, (ii) participants may not increase their payroll deductions or purchase elections from those in effect immediately prior to the execution and delivery of the Merger Agreement (unless otherwise required by the Internal Revenue Code of 1986, as amended (the “Code”)), (iii) no new offering period shall commence, nor shall any existing offering period be extended, after the execution and delivery of the Merger Agreement, (iv) each participant’s outstanding right to purchase shares of Company Common Stock under the Company ESPP shall terminate on the day immediately prior to the day on which the Effective Time occurs (if not earlier terminated pursuant to the terms of the Company ESPP), with all amounts allocated to each participant’s account under the Company ESPP as of such date being returned to the participant by the Company pursuant to the terms of the Company ESPP, and (v) the Company ESPP shall terminate no later than immediately prior to the Effective Time.

Quantification of Payments Related to Company Equity Awards.

Immediately prior to the Effective Time, subject to the Merger Agreement, each Company Stock Option, Company RSU Award and Company PSU Award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section entitled “ —Effect of the Offer and the Merger on Company Equity Awards.” None of the executive officers or directors of the Company hold any Company PSU Awards.

Vested Company Stock Options. The following table identifies, for each of the Company’s executive officers and directors, the number of shares of Company Common Stock subject to his or her vested Company Stock Options outstanding and exercisable as of October 1, 2020 that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no Company Stock Options will be exercised between October 1, 2020 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Offer Price of $225.00 per share, net of the weighted average exercise price of such individual’s vested Company Stock Options, multiplied by (ii) the total number of shares of Company Common Stock subject to such individual’s vested Company Stock Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

	Shares of Common Stock Underlying Vested Company Stock Options	Weighted Average Exercise Price	Estimated Aggregate Vested Company Stock Option Payment (1)
Executive Officers:
Tassos Gianakakos	763,408	$22.25	$154,781,465
Jake Bauer	113,647	$29.11	$22,262,235
William Fairey	36,274	$46.92	$6,459,615
Taylor C. Harris	90,664	$48.59	$15,994,392
Robert S. McDowell, Ph.D.	350,710	$13.38	$74,218,688
Denelle J. Waynick	—	—	—
Directors:
Sunil Agarwal, M.D.	62,350	$22.36	$12,634,516
Mary B. Cranston	40,350	$30.52	$7,847,316
David P. Meeker, M.D.	48,141	$26.98	$9,532,854
Mark L. Perry	62,150	$23.32	$12,534,316
Kimberly J. Popovits	48,600	$27.94	$9,576,928
Wendy L. Yarno	48,600	$27.94	$9,576,928

(1)

To estimate the aggregate amount payable in respect of an individual’s vested Company Stock Options, (a) the aggregate number of shares of Company Common Stock subject to such vested Company Stock Options was multiplied by (b) the excess of the Offer Price over the weighted average exercise price per share of such vested Company Stock Options.

Unvested Company Stock Options. The following table identifies for each of the Company’s executive officers and directors the number of shares of Company Common Stock subject to his or her unvested Company Stock Options outstanding as of October 1, 2020 that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes that no Company Stock Options will vest (and thereby become vested Company Stock Options) or be exercised between October 1, 2020 and the closing of the Merger. For each individual, the estimated aggregate amount set forth below equals the product of (i) the Offer Price of $225.00 per share, net of the weighted average exercise price of such individual’s unvested Company Stock Options, multiplied by (ii) the total number of shares of Company Common Stock subject to such individual’s unvested Company Stock Options. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments and use of the weighted average exercise price to calculate the estimated aggregate payouts.

	Shares of Common Stock Underlying Unvested Company Stock Options	Weighted Average Exercise Price	Estimated Aggregate Unvested Company Stock Option Payment (1)
Executive Officers:
Tassos Gianakakos	325,504	$51.38	$56,514,094
Jake Bauer	83,374	$53.72	$14,280,663
William Fairey	72,248	$53.90	$12,361,881
Taylor C. Harris	104,796	$54.10	$17,910,050
Robert S. McDowell, Ph.D.	83,194	$51.98	$14,394,523
Denelle J. Waynick	80,000	$93.84	$10,492,800
Directors:
Sunil Agarwal, M.D.	2,250	$100.27	$280,643
Mary B. Cranston	2,250	$100.27	$280,643
David P. Meeker, M.D.	5,459	$48.12	$965,604
Mark L. Perry	2,250	$100.27	$280,643
Kimberly J. Popovits	5,000	$53.01	$859,930
Wendy L. Yarno	5,000	$53.01	$859,930

(1)

To estimate the aggregate amount payable in respect of an individual’s unvested Company Stock Options, (a) the aggregate number of shares of Company Common Stock subject to such unvested Company Stock Options was multiplied by (b) the excess of the Offer Price over the weighted average exercise price per share of such unvested Company Stock Options.

Company RSU Awards. The following table identifies for each of the Company’s executive officers and directors the number of shares of Company Common Stock subject to his or her restricted stock unit awards outstanding as of October 1, 2020 that will be cancelled in exchange for a cash payment in connection with the Merger. The following table assumes no Company RSU Awards will vest and be settled between October 1, 2020 and the closing of the Merger. The estimated aggregate amounts set forth below are based on the Offer Price of $225.00 per share, multiplied by the total number of shares subject to each applicable award.

	Shares of Common Stock Underlying Company RSU Awards	Estimated Aggregate Company RSU Award Payment (1)
Executive Officers:
Tassos Gianakakos	122,283	$27,513,675
Jake Bauer	32,291	$7,265,475
William Fairey	36,973	$8,318,925
Taylor C. Harris	35,121	$7,902,225
Robert S. McDowell, Ph.D.	31,233	$7,027,425
Denelle J. Waynick	25,000	$5,625,000
Directors:
Sunil Agarwal, M.D.	1,800	$405,000
Mary B. Cranston	1,800	$405,000
David P. Meeker, M.D.	1,800	$405,000
Mark L. Perry	1,800	$405,000
Kimberly J. Popovits	1,800	$405,000
Wendy L. Yarno	1,800	$405,000

(1)	To estimate the value of payments for Company RSU Awards, the aggregate number of shares subject to the Company RSU Awards was multiplied by the Offer Price.

Arrangements with the Company’s Executive Officers.

Change in Control and Severance Policy.

Each of the Company’s executive officers is subject to the Company’s Change in Control and Severance Policy for senior management (as amended from time to time, the “CIC Policy”). Pursuant to the CIC Policy, in the event any of our executive officers experiences an Involuntary Termination (as defined below), he or she will be entitled to receive certain payments and benefits, as applicable, subject to his or her execution and non-revocation of a severance agreement within 60 days following the date of such termination, including a general release of claims. In the event of an Involuntary Termination that occurs within one year following completion of a Sale Event (as defined in the CIC Policy and which includes the Merger), our executive officers will be entitled to receive:

•

a lump sum cash payment equal to 12 months (or 18 months, in the case of Mr. Gianakakos as the Company’s Chief Executive Officer) of the executive officer’s base salary, at the annualized rate in effect as of immediately prior to the (i) Involuntary Termination or (ii) the Sale Event, whichever is greater;

•

a lump sum payment equal to 1x (or 1.5x, in the case of Mr. Gianakakos as the Company’s Chief Executive Officer) of the executive officer’s target bonus, at the rate in effect as of immediately prior to the (i) Involuntary Termination or (ii) the Sale Event, whichever is greater;

•

if the executive officer elects to continue his or her group healthcare benefits, monthly payment of an amount equal to the monthly employer contribution the Company would have made to provide the executive officer with health insurance if he or she had remained employed by the Company until the earlier of (i) 12 months (or 18 months, in the case of Mr. Gianakakos as the Company’s Chief

Executive Officer) following the date of termination or (ii) the end of the executive officer’s COBRA health continuation period;

•	Company-paid outplacement services for up to 12 months; and

•

all stock options and other stock-based awards with time-based vesting conditions granted to the executive officer will become fully exercisable and non-forfeitable as of the date of the executive officer’s termination.

Under the CIC Policy, if an employee is a party to an agreement or other arrangement with the Company that provides greater benefits than as set forth in the CIC Policy, such employee will be entitled to such greater benefits under such agreement or other arrangement (and not under the CIC Policy). Mr. Fairey has a pre-existing offer letter with the Company that provides for certain severance benefits; however, such benefits are superseded by those set forth in the CIC Policy.

For purposes of the CIC Policy:

•

“Good Reason” means that the affected employee followed the “Good Reason Process” (as defined below) following the occurrence of (a) a material diminution in the employee’s job responsibilities (provided that a mere change in title or reporting relationship shall not be deemed a material diminution in job responsibilities), (b) a 10% or greater reduction in the employee’s base salary (except for across-the-board salary reductions in the salaries of all similarly situated employees based on the Company’s financial performance), or (c) the relocation of the employee’s principal place of business to a location that is more than 50 miles from the employee’s then-current location of employment.

•

“Good Reason Process” means that (i) the employee reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the employee notifies the Company or its successor in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such a condition; (iii) the employee cooperates in good faith with the Company’s or its successor’s efforts for a period of not fewer than 30 days following such notice (the “Cure Period”) to remedy the condition; (iv) notwithstanding such efforts, the Good Reason continues to exist; and (v) termination of the employee’s employment occurs no later than seven days following the expiration of the Cure Period.

•

“Involuntary Termination” means a termination of the affected employee’s employment or other service relationship with the Company (or its successor or acquirer) by the Company without Cause (as defined in the 2015 Plan) or by the employee for Good Reason.

The CIC Policy, which was initially adopted in October 2015 and last amended in February 2019, will be amended in connection with the Transactions, along with the similar change in control and severance policy applicable to non-senior management employees, to clarify that the base salary and target bonus amounts used for purposes of calculating the cash severance will be the ones in effect immediately prior to the Involuntary Termination or the Sale Event, whichever is greater, and to include outplacement benefits, in each case, as described above.

The estimated value of the severance payments and benefits for each of the named executive officers is set forth below in the table entitled “—Golden Parachute Compensation”. Based on the same assumptions set forth in footnote 1 to such table, the estimated aggregate cash severance payment for all of the Company’s executive officers who are not named executive officers, assuming an Involuntary Termination within one year following the Merger, is $630,000, with the costs of continuing health benefits and outplacement services consistent with such costs for the named executive officers as set forth in such table.

Treatment of 2020 Annual Bonuses.

Parent has agreed that each employee of the Company, who continues employment with Parent or one of its subsidiaries following the Effective Time (collectively, the “Continuing Employees”), including each of our executive officers, will receive an annual bonus in an amount equal to 150% of his or her target bonus opportunity for fiscal year 2020, payable in February 2021, subject to the relevant Continuing Employee’s continued employment through such payment date. However, in the event of a Continuing Employee’s Involuntary Termination (which has the meaning set forth in the relevant change in control and severance policy applicable to such Continuing Employee) after the Effective Time and before the payment date, Parent shall, or shall cause the Company to, pay the 2020 annual bonus to such Continuing Employee, as soon as administratively practicable following the date of such Involuntary Termination, subject to such Continuing Employee’s timely execution and non-revocation of a customary general release of claims. See the section entitled “—Golden Parachute Compensation” below for an estimate of the 2020 annual bonus amounts that would become payable to each of the Company’s named executive officers. The estimated aggregate value of the 2020 annual bonus payments (taking into account any prorating for partial years of service) for all of the Company’s executive officers who are not named executive officers is $136,475.

Retention Bonus.

In connection with the Transactions, Mr. Bauer will be entitled to receive a lump sum cash retention bonus in the amount of $2.0 million, payable 90 days following the Effective Time, subject to his continued employment through such payment date. However, in the event of an Involuntary Termination (which has the meaning set forth in the CIC Policy) of his employment after the Effective Time and before the payment date, Parent shall, or shall cause the Company to, pay such retention bonus to him as soon as administratively practicable following the date of such Involuntary Termination, subject to his timely execution and non-revocation of a customary general release of claims in favor of Parent, the Company and their affiliates.

Accrued Sabbatical Payments.

The Continuing Employees who are entitled to a sabbatical under the Company’s sabbatical policy, including certain of our executive officers, will receive a cash payment in lieu thereof (the “Accrued Sabbatical Payment”), if the relevant Continuing Employee has not taken any sabbatical before the Effective Time, which Accrued Sabbatical Payment shall be paid on the six-month anniversary of the closing, subject to such Continuing Employee’s continued employment through such payment date. However, in the event of a Continuing Employee’s Involuntary Termination (which has the meaning set forth in the relevant change in control and severance policy applicable to such Continuing Employee) after the Effective Time and before the payment date, Parent shall, or shall cause the Company to, pay such Continuing Employee his or her Accrued Sabbatical Payment as soon as administratively practicable following the date of such Involuntary Termination, subject to such Continuing Employee’s timely execution and non-revocation of a customary general release of claims. Mr. Gianakakos and Mr. Bauer will be entitled to Accrued Sabbatical Payments of $75,928 and $51,165, respectively.

Make Whole Agreements.

In connection with the Merger, the Company will enter into agreements with its executive officers providing that each executive officer will be entitled to receive a make-whole payment in the event that any payments or benefits provided to such executive officer in connection with the Merger become subject to the excise tax pursuant to Section 4999 of the Code (such agreements, the “Make Whole Agreements”). The make-whole payments would generally be paid to the relevant taxing authorities to place the executive officers in the same after-tax position as if the excise tax did not apply to them. Each executive officer who will or may receive payments or benefits in connection with the Merger that have an aggregate value that is less than 110% of the amount which is three times the executive officer’s “base amount,” within the meaning of Section 280G(b)(3) of the Code, will be required to enter into a one-year post-termination non-compete covenant; however, it is not expected that this requirement will apply to any of the Company’s named executive officers. The form of Make Whole Agreement is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.

The Compensation Committee of the Company Board met on September 29, 2020 and October 3, 2020 to discuss and consider the impact of the potential Code Section 4999 excise tax on the executive officers of the Company who may be subject to such excise tax, and determined that the imposition of the excise tax on such individuals would result in an unintended personal tax burden that would deprive the individuals of a portion of the value of their compensatory payments in connection with the Transactions, particularly their Company equity awards. As part of its consideration, the Compensation Committee noted that the primary reason for the magnitude of the Code Section 4999 excise tax burden was the value attributable to acceleration of the unvested Company Stock Options and Company RSU Awards held by the executive officers. These awards have a high value as a result of the substantial value of the shares of Company Common Stock, including as a result of significant achievements by the Company, including those leading to the Transactions and the Offer Price, all of which is beneficial to the Company’s stockholders.

See the section entitled “—Golden Parachute Compensation” below for an estimate of the amounts that would become payable to each of the Company’s named executive officers pursuant to the Make Whole Agreements. Based on the assumptions described thereunder, the estimated aggregate amounts that would become payable to the Company’s executive officers who are not named executive officers under the Make Whole Agreements is approximately $2.2 million.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Messrs. Gianakakos, Harris, Fairey and Bauer and Dr. McDowell. The table below assumes that (i) the Effective Time occurs on November 17, 2020, (ii) the consummation of the Transactions constitutes a “change in control”, “sale event” or other relevant term for purposes of the applicable Company plan or agreement, (iii) the price per share of Company Common Stock in the Offer is $225.00, (iv) an Involuntary Termination occurs upon completion of the Merger in a manner entitling the named executive officers to receive the severance benefits described in the section above titled “—Arrangements with the Company’s Executive Officers” (any accrued but unpaid obligations are excluded from the amounts set forth below), (v) no named executive officer receives any additional equity grants, no Company Stock Options will be exercised, no Company RSU Awards will vest and be settled, and no dividends will be paid with respect to shares of Company Common Stock, in each case, on or prior to the Effective Time, (vi) no named executive officer enters into new agreements or otherwise becomes legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “—Arrangements with the Company’s Executive Officers”, (vi) no withholding taxes are applicable to any of the payments or benefits, and (vii) no payments are delayed due to Section 409A of the Code. The amounts shown in the table do not include the value of payments or benefits that would have been earned (e.g., Accrued Sabbatical Payments), or any amounts associated with equity awards that would have vested pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Transactions. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Transactions are completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

Potential Change in Control Payments to Named Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Other ($)(5)	Total(6) ($)
Tassos Gianakakos	$1,579,373	$80,648,189	$57,824	$8,603,099	$592,265	$91,480,750
Jake Bauer	$620,829	$20,791,593	$31,305	$3,571,577	$2,266,069	$27,281,373
William Fairey	$743,408	$20,288,670	$38,447	$2,587,488	$346,069	$24,004,082
Taylor C. Harris	$625,962	$24,738,286	$38,447	$2,713,047	$268,269	$28,384,011
Robert S. McDowell, Ph.D.	$592,152	$20,556,210	$14,903	$2,358,919	$253,780	$23,775,964

(1)

Pursuant to the CIC Policy, the amounts shown above reflect the sum of: (i) an amount equal to a number of months of the named executive officer’s base salary (18 months, in the case of Mr. Gianakakos, and 12 months, in the case of each other named executive officer) and (ii) an amount equal to the product of (A) the named executive officer’s target annual bonus for the year of termination multiplied by (B) 1.5, in the case of Mr. Gianakakos, and 1, in the case of each other named executive officer. Further, the calculations in the table are based on each named executive officer’s annual base salary rate in effect on October 17, 2020 ($658,072 for Mr. Gianakakos, $443,449 for Mr. Bauer, $512,695 for Mr. Fairey, $447,116 for Mr. Harris and $422,966 for Dr. McDowell) and each named executive officer’s target annual bonus rate in effect on October 17, 2020 (an amount equal to 60% of annual base salary for Mr. Gianakakos, 45% of annual base salary for Mr. Fairey and 40% of annual base salary for each other named executive officer). Such severance arrangements constitute “double trigger” arrangements. The amount of each type of payment is shown in the following table:

Name	Severance ($)	Target Bonus ($)	Total ($)
Tassos Gianakakos	$987,108	$592,265	$1,579,373
Jake Bauer	$443,449	$177,380	$620,829
William Fairey	$512,695	$230,713	$743,408
Taylor C. Harris	$447,116	$178,846	$625,962
Robert S. McDowell, Ph.D.	$422,966	$169,186	$592,152

(2)

Represents the value of accelerated vesting of Company RSU Awards and Company Stock Options held by the named executive officers as of November 17, 2020. Note that the values associated with the accelerated vesting of Company Stock Options deviate from the values associated with unvested Company Stock Options noted above (in the section entitled “—Quantification of Payments Related to Company Equity Awards”) due to vesting expected to occur in the ordinary course between October 1, 2020 and November 17, 2020. None of the named executive officers holds any Company PSU Awards. Each named executive officer is entitled to “double trigger” accelerated vesting of equity awards if he experiences an Involuntary Termination within one year following completion of the Merger. However, as described in the section titled “—Effect of the Offer and the Merger on Company Equity Awards” above, the vesting of all outstanding Company Stock Options and Company RSU Awards, including those held by our named executive officers, is being accelerated in full and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement at the Effective Time, regardless of whether our named executive officers are terminated following the Effective Time. These constitute “single trigger” arrangements. The amount of each type of payment is shown in the following table:

Name	Company Stock Options ($)	Company RSU Awards ($)	Total ($)
Tassos Gianakakos	$53,134,514	$27,513,675	$80,648,189
Jake Bauer	$13,526,118	$7,265,475	$20,791,593
William Fairey	$11,969,745	$8,318,925	$20,288,670
Taylor C. Harris	$16,836,061	$7,902,225	$24,738,286
Robert S. McDowell, Ph.D.	$13,528,785	$7,027,425	$20,556,210

(3)

Pursuant to the CIC Policy, in the event that the named executive officer is entitled to the cash severance benefits described in note (1) above, he will also be entitled to continued payment of the employer portion of health benefits for up to 12 months (or 18 months, in the case of Mr. Gianakakos) and Company-paid outplacement services for up to 12 months. The amounts shown reflect the sum of such health benefits (assuming rates and benefit elections in effect) and outplacement services. These benefits constitute “double trigger” arrangements.

Name	Health Benefits ($)	Outplacement Services ($)	Total ($)
Tassos Gianakakos	$51,673	$6,151	$57,824
Jake Bauer	$25,154	$6,151	$31,305
William Fairey	$32,296	$6,151	$38,447
Taylor C. Harris	$32,296	$6,151	$38,447
Robert S. McDowell, Ph.D.	$8,752	$6,151	$14,903

(4)

Includes the estimated amounts of the make-whole payments for the excise tax imposed on the payments and benefits to the named executive officers in connection with the Merger by reason of Section 4999 of the Code. The Make Whole Agreements constitute “single trigger” arrangements.

(5)

In connection with the Transactions, each named executive officer will receive an annual bonus for fiscal year 2020 in an amount equal to 150% of his or her target bonus opportunity for fiscal year 2020, payable in February 2021, subject to the named executive officer’s continued employment through the payment date (i.e., a “single trigger” arrangement); provided, that if a named executive officer has an Involuntary Termination (as defined in the CIC Policy) prior to the payment date, such amount shall be paid as soon as administratively practicable following the date of such termination, subject to the timely execution and non-revocation of a release of claims in favor of Parent, the Company and their affiliates (i.e., a “double-trigger” arrangement). The amount shown reflects 150% of each named executive officer’s target bonus amount, based on the rate disclosed in note (1) above. For Mr. Bauer, the amount shown also includes a $2.0 million retention bonus payable 90 days following the Effective Time, subject to his continued employment through such payment date (i.e., a “single trigger” arrangement); provided that, in the event of an Involuntary Termination (as defined in the CIC Policy) of his employment prior to the payment date, such amount shall be paid as soon as administratively practicable following the date of such termination, subject to his timely execution and non-revocation of a release of claims in favor of Parent, the Company and their affiliates (i.e., a “double-trigger” arrangement).

(6)

Table does not include June Lee, M.D., former Executive Vice President, Chief Development Officer, who was included as a named executive officer in the Company’s most recent proxy statement filed with the SEC on April 24, 2019. Dr. Lee’s employment with the Company terminated in June 2020. Dr. Lee will not receive any potential change in control payments as a result of the Merger.

Employee Arrangements Following the Merger.

Pursuant to the Merger Agreement, Parent has agreed that until the earliest of (such earliest period, the “Continuation Period”) (i) the first anniversary of the Effective Time, (ii) January 1, 2022 and (iii) the termination of employment of the relevant employee (provided, that, for the avoidance of doubt, such termination will not affect any severance protections provided pursuant to the Merger Agreement), Parent will provide, or cause to be provided, to each Continuing Employee, (A) an annual base salary or base hourly wage rate (as applicable) at least equal to the level that was provided to each Continuing Employee as of immediately prior to the Effective Time, (B) a target annual cash bonus opportunity or target cash commissions opportunity at least equal to the level of target annual cash bonus opportunity or target cash commissions opportunity that was provided to each Continuing Employee as of immediately prior to the Effective Time, (C) severance and outplacement benefits that are no less favorable than, and pursuant to the terms of, the Company’s severance and/or change in control plans or outplacement arrangements as scheduled, and (D) employee benefit plans and arrangements (other than base salaries or base wages, bonus opportunities, severance benefits, defined benefit pension, nonqualified deferred compensation, retiree or post-termination health or welfare benefit, equity or equity based compensation, retention or change in control-related compensation or benefits, long-term incentive compensation or employee stock purchase plans (collectively, the “Specified Arrangements”)) that are no less favorable in the aggregate than the employee benefit plans and arrangements provided to Continuing Employees immediately prior to the Effective Time. Commencing on January 1, 2021 through the remainder of the Continuation Period, Parent may satisfy its obligations by either providing the Continuing Employees with employee benefit plans and arrangements (other than the Specified Arrangements) that are no less favorable in the aggregate than those provided to similarly situated employees of Parent or the same as provided to Continuing Employees immediately prior to the Effective Time with such determination of employee benefits to be made by Parent in good faith. The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting, eligibility to participate, and level of benefits under the 401(k) plan, vacation, paid time off and severance plans in which Continuing Employees are eligible to participate after the Effective Time.

Potential Future Arrangements.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers has entered into any agreements or arrangements with Parent, the Company, or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification and Insurance.

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation in the Merger (the “Surviving Corporation”) as follows.

From and after the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, in each case to the fullest extent permissible by applicable law:

•

indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a subsidiary of the Company (each, an “Indemnitee”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any claim, action or proceeding based on or arising out of (A) the fact that an Indemnitee is or was a director or officer of the Company or such subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director or officer of the Company or such subsidiary or taken at the request of the Company or such subsidiary (including in connection with serving at the request of the Company or such subsidiary as a representative of another person (including any employee benefit plan)), at, or at any time prior to, the Effective Time (including any claim, action or proceeding relating in whole or in part to the Transactions);

•

assume all obligations of the Company and such subsidiaries to the Indemnitees in respect of indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company’s certificate of incorporation and by-laws and the organizational documents of such subsidiaries as in effect on the date of the Merger Agreement or in the agreements in effect as of the date of the Merger Agreement providing for indemnification between the Company or any of its subsidiaries and any Indemnitee (without limiting the foregoing, Parent will cause, unless otherwise required by law, the certificate of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are in such documents of the Company as in effect as of the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees); and

•

advance any expenses (including fees and expenses of legal counsel) of any Indemnitee as incurred to the fullest extent permitted under applicable law, subject to the Indemnitee to whom expenses are advanced providing an undertaking to repay such expenses if it is ultimately determined that such Indemnitee was not entitled to indemnification.

Each of Parent, the Surviving Corporation and the Indemnitees will cooperate to the extent reasonably practicable in the defense of any claim and will provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

For the six-year period commencing immediately after the Effective Time, the Surviving Corporation will maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are covered by the Company’s directors’ and officers’ liability insurance policies on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date of the Merger Agreement (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); however, in no event will the Surviving Corporation be required to expend in any one year an amount in excess of the cap agreed upon by the parties in connection with the Merger Agreement (the “Premium Cap”). The Company will have the right prior to the Effective Time to purchase a six-year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions, so long as the effective annual premium under such policy does not exceed the Premium Cap. If such prepaid “tail policy” has been obtained by the Company, it will be deemed to satisfy all obligations to obtain insurance pursuant to this paragraph and the Surviving Corporation will cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

Section 16 Matters.

Prior to the Effective Time, the Company and the Company Board will take all actions reasonably necessary to cause the dispositions of shares of Company Common Stock (including derivative securities) in connection with the Transactions, by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt under Rule 16b-3 under the Exchange Act.

Approval of Compensation Arrangements.

Pursuant to the Merger Agreement, prior to the acceptance of shares of Company Common Stock in the Offer, the Compensation Committee of the Company Board will cause each employment compensation, severance or other employee benefit arrangement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Company Board.

The Company Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors and, on October 3, 2020, at a meeting duly called and held, the Company Board unanimously adopted resolutions (1) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (2) authorizing and approving the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Transactions, (3) resolving that the Merger Agreement will be effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following the acceptance of shares of Company Common Stock by Merger Sub in the Offer, and (4) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer.

Accordingly, for the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Company Board took into account a number of reasons described under “—Background of the Transactions; Reasons for the Recommendation of the Company Board—Reasons for the Recommendation of the Company Board” below.

Background of the Transactions; Reasons for the Recommendation of the Company Board.

Background of the Transactions.

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Company Board or committees thereof or the representatives of the Company and other parties.

MyoKardia is a clinical-stage biopharmaceutical company pioneering a precision medicine approach to discover, develop and commercialize targeted therapies for the treatment of serious and neglected rare cardiovascular diseases. The Company’s initial focus is on the treatment of cardiomyopathies, a group of diseases of the heart muscle. The Company’s pipeline includes: mavacamten, MYK-224 and LUS-1, which are being studied for the treatment of hypertrophic cardiomyopathy and for the treatment of diseases of diastolic dysfunction; and danicamtiv (formerly MYK-491) and ACT-1, being studied for the treatment of diseases of systolic dysfunction and atrial cardiomyopathies. The Company also has a series of discovery-stage programs being studied for the treatment of additional genetic cardiomyopathies.

In May 2020, the Company announced positive top-line results from its pivotal Phase 3 EXPLORER-HCM study of mavacamten in patients with symptomatic, obstructive hypertrophic cardiomyopathy (oHCM). Later in July 2020, the Company announced that mavacamten had been granted Breakthrough Therapy Designation by the U.S. Food and Drug Administration (the “FDA”) for the treatment of oHCM. The Company currently plans to submit a New Drug Application (NDA) seeking regulatory approval of mavacamten for the treatment of oHCM (the “Mavacamten NDA”) in the first quarter of 2021.

The Company’s management and the Company Board regularly review the Company’s performance and prospects in light of its business and developments in the biotechnology and pharmaceutical industries. From time to time these reviews have included consideration of potential partnerships, collaborations and other strategic transactions to enhance stockholder value. In particular, these discussions have included the exploration of partnering opportunities with respect to the Company’s products and product candidates with a number of biotechnology and pharmaceutical companies, including Bristol Myers Squibb. Senior management of the Company provided periodic updates regarding these discussions to the Company Board.

In March 2019, the Company entered into a confidentiality agreement with Bristol Myers Squibb to facilitate discussions regarding a potential strategic partnership with respect to danicamtiv, which included meetings among representatives of the Company and Bristol Myers Squibb at the Company’s offices in San Francisco, California in August 2019 and at the American Heart Association Conference in Philadelphia, Pennsylvania in November 2019. The parties continued to have intermittent discussions through early 2020, including a discussion of the Company’s early stage pipeline and a potential gene therapy collaboration at the J.P. Morgan Annual Healthcare Conference in San Francisco, California in January 2020.

On April 23, 2020, a representative of Bristol Myers Squibb contacted Jake Bauer, Chief Business Officer of the Company, to request an introductory meeting with Elizabeth Mily, the new Executive Vice President, Strategy & Business Development at Bristol Myers Squibb, as well as a broadening of the discussions between the parties beyond danicamtiv. Thereafter, on May 20, 2020, June 2, 2020 and June 12, 2020, representatives of the Company and Bristol Myers Squibb had preliminary, high-level conversations regarding the potential outline for a broader collaboration between the parties.

On July 2, 2020, the Company and Bristol Myers Squibb entered into a confidentiality agreement, effective as of June 29, 2020, to facilitate discussions regarding a potential strategic partnership between the parties more broadly related to the Company’s programs and technology.

Later on July 2, 2020, representatives of the Company provided a presentation to representatives of Bristol Myers Squibb regarding the MyoKardia pipeline including mavacamten in connection with potential strategic partnership discussions.

On July 10, 2020, representatives of Bristol Myers Squibb provided a presentation to representatives of the Company regarding the capabilities of Bristol Myers Squibb and a high-level outline of a potential framework for a global strategic partnership.

On August 18, 2020, Giovanni Caforio, M.D., Chairman and Chief Executive Officer of Bristol Myers Squibb, and Tassos Gianakakos, President and Chief Executive Officer of the Company, spoke telephonically regarding a potential strategic partnership between the parties in the cardiovascular space.

On August 27, 2020, members of the senior leadership teams of the Company and Bristol Myers Squibb had a meeting to continue discussions regarding potential opportunities for a strategic partnership.

On August 29, 2020, the Company presented updated results from its pivotal Phase 3 EXPLORER-HCM study of mavacamten for the treatment of oHCM at the European Society of Cardiology Congress 2020.

On September 2, 2020, Dr. Caforio contacted Mr. Gianakakos via telephone and informed him of Bristol Myers Squibb’s interest in exploring a potential acquisition of the Company and intent to send a proposal letter to this effect. During this conversation, Dr. Caforio indicated that he had received authority from the Board of Directors of Bristol Myers Squibb to offer to acquire all of the outstanding shares of the Company Common Stock at a price of $185.00 per share in cash. Dr. Caforio also noted that Bristol Myers Squibb was well-positioned to conduct due diligence quickly. Dr. Caforio indicated that the proposal letter would include a request for an exclusive period of negotiations. Mr. Gianakakos responded that, while the Company’s strategic plan did not contemplate a sale of the Company, he would discuss the proposal with the Company Board.

Later on September 2, 2020, Dr. Caforio sent a letter to Mr. Gianakakos containing a non-binding proposal to acquire all of the outstanding shares of the Company Common Stock for $185.00 per share in cash (the “September 2nd Proposal”), subject to the completion of due diligence and the negotiation and execution of definitive agreements. The letter indicated that Bristol Myers Squibb was prepared to engage immediately in order to complete due diligence and enter into a definitive agreement by the end of the month, and noted that the proposal assumed a period of exclusivity to negotiate satisfactory terms and finalize a mutually acceptable definitive agreement. The letter stated that the proposal would expire on September 30, 2020. Shortly following receipt of the letter, Mr. Gianakakos reached out to members of the Company Board to inform them of the September 2nd Proposal.

On September 3, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview Partners LLC (“Centerview”) and Guggenheim Securities, LLC (“Guggenheim Securities”), the Company’s financial advisors, and Goodwin Procter LLP (“Goodwin”), the Company’s outside counsel, were present. At the meeting, Mr. Gianakakos reported to the Company Board his recent conversations with Dr. Caforio and receipt of the September 2nd Proposal. Members of senior management also reviewed the discussions to date with Bristol Myers Squibb regarding potential partnering opportunities. Goodwin reviewed with the members of the Company Board their fiduciary duties in the context of an offer to acquire the Company. The Company Board then discussed the September 2nd Proposal from Bristol Myers Squibb and related process considerations. Among these process considerations, the meeting participants had a preliminary discussion regarding whether any other pharmaceutical companies might have interest in a potential strategic transaction, including one global pharmaceutical company in particular (“Party A”). At the conclusion of this discussion, the Company Board determined to hold another meeting to further consider its response to Bristol Myers Squibb.

On September 5, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, the Company Board further considered whether to engage with Bristol Myers Squibb regarding the September 2nd Proposal and potential responses to Bristol Myers Squibb. The representatives of Centerview and Guggenheim Securities reviewed with the Company Board the September 2nd Proposal in the context of analyst price target estimates and selected precedent biopharma transactions, as well as the trading history of the Company Common Stock. After discussion, the Company Board authorized Mr. Gianakakos to respond to Dr. Caforio that the September 2nd Proposal was insufficient and that improved terms from Bristol Myers Squibb were a condition to allowing further discussions regarding a potential transaction.

On September 7, 2020, Mr. Gianakakos spoke telephonically with Dr. Caforio and conveyed the Company Board’s view that the September 2nd Proposal did not adequately reflect the Company’s value and was insufficient to proceed with further discussions regarding a potential transaction. Mr. Gianakakos further suggested to Dr. Caforio that certain non-publicly disclosed data and events (including regulatory milestones and Company plans to begin certain clinical trials) constituted additional areas of value meriting consideration by the Board of Directors of Bristol Myers Squibb.

On September 10, 2020, Dr. Caforio contacted Mr. Gianakakos requesting a time to further speak. Later in the day, Dr. Caforio and Mr. Gianakakos had a telephone conversation during which Mr. Gianakakos provided additional information on the data and events discussed on their September 7, 2020 call, including the Company’s prospects. Dr. Caforio also asked questions of Mr. Gianakakos to better understand the Company’s position and the status of the Company’s products. Following the discussion, Dr. Caforio stated that he would have further discussions with the Board of Directors of Bristol Myers Squibb and then follow up with Mr. Gianakakos.

On September 13, 2020, Dr. Caforio contacted Mr. Gianakakos and made a verbal, non-binding proposal on behalf of Bristol Myers Squibb to acquire all of the outstanding shares of the Company Common Stock at a price of $210.00 per share in cash (the “September 13th Proposal”), which reflected the diligence Bristol Myers Squibb performed to date to confirm value around the Company’s pipeline and additional value identified with respect to the Company’s business. During this telephone call, Dr. Caforio requested a period of exclusive negotiations and reiterated Bristol Myers Squibb’s desire to complete due diligence and enter into a definitive agreement by the end of the month. Mr. Gianakakos responded that he would discuss the September 13th Proposal with the Company Board.

Later on September 13, 2020, the Company directed Centerview and Guggenheim Securities to contact Party A to inquire as to whether Party A would be interested in a potential sale transaction involving the Company.

On September 14, 2020, representatives of Guggenheim Securities contacted Party A to inquire as to whether Party A would be interested in a potential sale transaction involving the Company. Representatives of Centerview made a follow-up telephone call to Party A shortly thereafter. Party A indicated that they would discuss internally and revert with a response.

Also on September 14, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, Mr. Gianakakos reported to the Company Board his recent conversations with Dr. Caforio and receipt of the September 13th Proposal. Goodwin again reviewed with the members of the Company Board their fiduciary duties in this context. The meeting participants discussed potential responses to Bristol Myers Squibb regarding the September 13th Proposal. The Company Board also discussed other pharmaceutical companies, in addition to Party A, that might have interest in a transaction with the Company. In particular, the Company Board considered the recent discussions conducted by the Company with other industry participants in the months leading up to and following the announcement of the results from the Company’s pivotal Phase 3 EXPLORER-HCM study, the outcome of these discussions, and the fact that none of these parties, other than Bristol Myers Squibb, had expressed interest in a strategic transaction such as the Offer and the Merger. The Company Board also considered the limited number of companies with interest in cardiovascular indications generally, the financial capability to consummate a transaction of this size, and the ability to move quickly and efficiently in a process, and noted that broader outreach could cause significant disruption to the Company and put at risk a potential transaction with Bristol Myers Squibb. The Company Board discussed the importance of maintaining the confidentiality of any process involving the exploration of a strategic transaction and the potential impacts of a leak, including the distraction of employees from their focus on preparing the Mavacamten NDA and transitioning the Company to a commercial organization. The Company Board determined to continue this discussion at the meeting scheduled for the following day.

On September 15, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, the participants discussed management’s long-range plan, including the related methodology, the underlying assumptions and related risks, and the preparation of financial projections based on such long-range plan. See the heading titled “ —Certain Prospective Financial Information” for further information regarding the “Management Projections”. The Company Board also discussed the Company’s prospects generally, the Company’s mavacamten programs and anticipated timing for submission of the Mavacamten NDA, and the Company’s portfolio of other product candidates. Following discussion of these matters, the Company Board approved the Management Projections for use by Centerview and Guggenheim Securities in their respective financial analyses. The representatives of Centerview and Guggenheim Securities then reviewed certain preliminary financial analyses related to the September 13th Proposal from Bristol Myers Squibb. Following discussion and consideration of the Company’s prospects on a stand-alone basis, the Company Board again determined that the Company should require improved terms from Bristol Myers Squibb as a condition to allowing further discussions regarding a potential transaction. However, in discussing the potential response to Bristol Myers Squibb regarding the September 13th Proposal, the Company Board agreed to provide Bristol Myers Squibb with limited due diligence information as a basis to increase its offer (subject to the execution by Bristol Myers Squibb of an appropriate confidentiality agreement with a standstill provision). Finally, the Company Board revisited whether to contact other pharmaceutical companies, in addition to Party A, about a potential sale transaction involving the Company and concluded not to contact any other parties based on the considerations discussed at the prior meeting.

On September 16, 2020, Mr. Gianakakos contacted Dr. Caforio and advised him that the Company Board would not permit Bristol Myers Squibb to conduct full due diligence until Bristol Myers Squibb provided an improved proposal acceptable to the Company Board; however, senior management of the Company would provide Bristol Myers Squibb with some limited due diligence information if it would assist Bristol Myers Squibb in re-evaluating its position on value. Dr. Caforio agreed to proceed in this manner.

Later on September 16, 2020, Ms. Mily contacted Mr. Bauer to discuss next steps with respect to the limited due diligence process. Following this conversation, Mr. Bauer provided a new form of confidentiality agreement to Bristol Myers Squibb to be entered into in connection with the potential acquisition of the Company, which was negotiated over the next few days.

On September 18, 2020, the Company and Bristol Myers Squibb entered into the confidentiality agreement, effective as of September 17, 2020, which included customary non-disclosure provisions and a standstill provision that prohibited Bristol Myers Squibb, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company. The confidentiality agreement provided for the termination of the standstill provision on customary terms, including upon the Company’s entry into a definitive agreement with a third party providing for a sale of the Company, and also allowed Bristol Myers Squibb to make confidential acquisition proposals to the Company Board at any time.

Later on September 18, 2020, Bristol Myers Squibb sent a list of priority due diligence items to the Company.

Also on September 18, 2020, Party A contacted Centerview and indicated that they were not interested in engaging with the Company with respect to a potential sale transaction.

On September 19, 2020, Mr. Bauer had a telephone call with Ms. Mily to discuss the priority due diligence items requested by Bristol Myers Squibb and schedule the related management presentations.

On September 20, 2020, the Company provided access to a virtual data room to representatives of Bristol Myers Squibb, which contained certain priority due diligence materials.

On September 21, 2020, members of the Company’s senior management made presentations to representatives of Bristol Myers Squibb regarding the Company and its programs. From September 21 to 23, 2020, Bristol Myers Squibb made several requests for additional due diligence items, and representatives of the Company had further conversations with representatives of Bristol Myers Squibb regarding these items. During this period, the Company also provided representatives of Bristol Myers Squibb with access to certain written materials in response to the priority due diligence items that had been requested.

On September 23, 2020, Dr. Caforio contacted Mr. Gianakakos via telephone to discuss the results of Bristol Myers Squibb’s priority due diligence review. Dr. Caforio thanked the MyoKardia team for the priority due diligence, noted that the due diligence discussions and materials provided had been helpful, and indicated that he was speaking with his Board of Directors the following day. During this conversation, Mr. Gianakakos noted that the Company Board was expecting additional value to be derived from Bristol Myers Squibb’s priority due diligence review without indicating a specific price. Mr. Gianakakos also noted MyoKardia’s potential as a stand-alone company and the expectation that the price would reflect such potential.

On September 24, 2020, Dr. Caforio contacted Mr. Gianakakos and made a verbal, non-binding proposal on behalf of Bristol Myers Squibb to acquire all of the outstanding shares of the Company Common Stock at a price of $220.00 per share in cash (the “September 24th Proposal”). During this telephone call, Dr. Caforio indicated that the proposal was conditioned on: (1) full confirmatory due diligence starting by the weekend; (2) a target signing date of October 1st and no later than October 5th; (3) entry into an exclusive period of negotiations; and (4) a termination fee of 3.5% of equity value, plus other customary transaction terms. Mr. Gianakakos responded that he would discuss the September 24th Proposal with the Company Board.

Later on September 24, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, Mr. Gianakakos reported to the Company Board his recent conversations with Dr. Caforio and receipt of the September 24th Proposal. Members of senior management also reported on the recent due diligence meetings with Bristol Myers Squibb. In addition, the representatives of Centerview informed the Company Board that Party A had declined to engage with respect to a potential sale transaction. The Company Board then discussed process considerations to attempt to maximize the value that Bristol Myers Squibb would offer to pay to the Company stockholders in the transaction. After discussion, the Company Board authorized Mr. Gianakakos to continue to negotiate with Dr. Caforio to determine whether Bristol Myers Squibb would be willing to pay a price per share in excess of the $220.00 per share offered pursuant to the September 24th Proposal. Also at the meeting, during executive session, the Company Board discussed the formal engagement of Centerview and Guggenheim Securities as the Company’s financial advisors. Representatives of management reviewed with the Company Board the proposed economic terms of the engagement of Centerview and Guggenheim Securities, and representatives of Goodwin reviewed customary relationship disclosure letters made available by each financial advisor with respect to Bristol Myers Squibb. No action was taken with respect to Centerview’s or Guggenheim Securities’ respective engagement at this meeting.

On September 25, 2020, Mr. Gianakakos spoke telephonically with Dr. Caforio. During this conversation, Mr. Gianakakos indicated that the Company Board had authorized him to continue discussions with Dr. Caforio regarding an improved offer, noted management’s confidence in the prospects of the Company and the value of the Company’s programs and pipeline, and suggested that a more significant premium to the current trading price range was appropriate given MyoKardia’s potential as a stand-alone company. Dr. Caforio indicated that he had very limited, if any, flexibility above the previously offered price of $220.00 per share and would require further discussion with his Board of Directors. Mr. Gianakakos responded that he would speak with the Company Board as well and revert to Dr. Caforio later in the day.

Later on September 25, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, Mr. Gianakakos reported to the Company Board his conversation with Dr. Caforio earlier in the day. The Company Board then discussed process considerations to attempt to maximize the value that Bristol Myers Squibb would offer to pay to the Company stockholders in the transaction. After discussion, the Company Board authorized Mr. Gianakakos to continue to negotiate with Dr. Caforio to determine whether Bristol Myers Squibb would be willing to pay a price per share in excess of $220.00 per share and to offer an exclusive period of negotiations in exchange for an increase in price.

Following the meeting of the Company Board on September 25th, Mr. Gianakakos spoke telephonically with Dr. Caforio to continue to negotiate the price. During this conversation, Dr. Caforio made a verbal, non-binding proposal on behalf of Bristol Myers Squibb to acquire all of the outstanding shares of the Company Common Stock at a price of $225.00 per share subject to exclusive negotiations between the parties to facilitate a targeted announcement date of October 5, 2020 (the “September 25th Proposal”). Mr. Gianakakos stated that he would recommend to the Company Board to enter into exclusive negotiations at that price. Mr. Gianakakos and Dr. Caforio also discussed the termination fee previously proposed by Bristol Myers Squibb without reaching agreement.

Also on September 25, 2020, the Company Board held another meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, Mr. Gianakakos reported to the Company Board his conversation with Dr. Caforio regarding the September 25th Proposal. After discussion, the Company Board agreed that it was in the best interests of the Company and its stockholders to proceed with the September 25th Proposal and authorized the Company to enter into exclusive negotiations with Bristol Myers Squibb through the opening of the stock markets on October 5, 2020. Following the meeting, Mr. Gianakakos informed Dr. Caforio of the Company Board’s decision.

Later on September 25, 2020, Mr. Bauer had a telephone call with Ms. Mily during which they discussed the confirmatory due diligence process and timing considerations. Thereafter, a representative of Bristol Myers Squibb sent a draft letter agreement to Mr. Bauer that requested a period of exclusive negotiations through October 12, 2020. Following negotiation between the parties, the Company and Bristol Myers Squibb entered into a letter agreement providing for exclusive negotiations between the parties until the first to occur of: (1) the execution of a definitive merger agreement between the parties with respect to a transaction; (2) receipt by the Company of written notice from Bristol Myers Squibb advising the Company that Bristol Myers Squibb is no longer actively pursuing the transaction; (3) the time at which Bristol Myers Squibb reduced, or proposed a reduction in, the $225.00 per share purchase price offered by Dr. Caforio earlier in the day; and (4) 8:00 a.m. (New York time) on October 5, 2020.

Later in the day on September 25, 2020, representatives of Kirkland & Ellis LLP (“Kirkland”), outside counsel to Bristol Myers Squibb, provided to Goodwin an initial draft of the merger agreement for the proposed transaction, which provided for the transaction to be structured as a cash tender offer followed immediately by a back-end merger, and included, among other things, (1) a definition of “Material Adverse Effect”, which generally defines the standard for closing risk, without exceptions for regulatory, clinical or similar events or developments, (2) an indication that Bristol Myers Squibb was open to discussing appropriate treatment of outstanding Company equity awards in connection with the Transactions, (3) limitations on the efforts obligations of Bristol Myers Squibb to obtain required antitrust approvals, (4) the right of the Company to accept a Superior Proposal after providing Bristol Myers Squibb with a right to match such proposal, with a “Superior Proposal” defined as a bona fide proposal to acquire 100% of the stock or assets of the Company that is deemed to be more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, (5) a termination fee equal to 3.5% of the equity value of the transaction payable by the Company in certain circumstances, and (6) the request for Mr. Gianakakos to execute a tender and support agreement in favor of Bristol Myers Squibb.

In addition, on September 25, 2020, the Company provided Bristol Myers Squibb and its representatives with expanded access to the virtual data room in order for Bristol Myers Squibb to perform its confirmatory due diligence investigation. Following such access to the virtual data room, representatives of the Company and Bristol Myers Squibb had a number of conference calls to discuss items on due diligence request lists subsequently provided by Bristol Myers Squibb.

On September 27, 2020, Mr. Bauer had telephone conversations with representatives of Bristol Myers Squibb regarding the status of their due diligence review.

On September 28, 2020, Goodwin sent a revised draft of the merger agreement to Kirkland, which included, among other things, (1) exceptions to the definition of “Material Adverse Effect” for any regulatory, clinical and similar events related to the products or product candidates of the Company or any competitor of the Company, (2) accelerated vesting of all time-based equity awards at closing, (3) more stringent efforts obligations of Bristol Myers Squibb to obtain required antitrust approvals, (4) a “Superior Proposal” defined as a bona fide proposal to acquire a majority of the stock or assets of the Company that is deemed to be more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, and (5) a termination fee equal to 2.5% of the equity value of the transaction.

Also on September 28, 2020, Mr. Bauer had further telephone conversations with representatives of Bristol Myers Squibb regarding the status of their due diligence review.

Later on September 28, 2020, Kirkland provided to Goodwin an initial draft of the tender and support agreement to be executed by Mr. Gianakakos per the request of Bristol Myers Squibb, under which Mr. Gianakakos would agree, among other things, to tender the shares of Company Common Stock beneficially owned by him into the Offer.

On September 30, 2020, Kirkland sent a revised draft of the merger agreement to Goodwin that included substantially the same definitions of “Material Adverse Effect” and “Superior Proposal” previously proposed by Bristol Myers Squibb and a termination fee equal to 3.5% of the equity value of the transaction.

On October 1, 2020, Dr. Caforio and Mr. Gianakakos spoke telephonically regarding the transaction status and timing.

Also on October 1, 2020, Mr. Bauer had a telephone call with Ms. Mily during which they discussed the transaction status and timing, as well as certain open issues in the merger agreement.

In addition, on October 1, 2020, Goodwin sent a revised draft of the merger agreement to Kirkland. Thereafter, Goodwin had a conference call with Kirkland to discuss the open issues in the merger agreement with a focus on the definition of “Material Adverse Effect”, the definition of “Superior Proposal”, and the size of the termination fee payable by the Company.

On October 2, 2020, representatives of the Company, Bristol Myers Squibb, Goodwin and Kirkland had multiple conference calls to discuss and resolve the open items in the merger agreement related to the treatment of the Company’s employees in the proposed transaction, including (1) the level of compensation and benefits to be provided generally to Company employees after the closing, (2) the treatment of annual bonuses for fiscal year 2020, (3) the severance benefits payable to certain non-executive employees, (4) employee retention matters, and (5) the limitations on the Company’s ability to hire and compensate new employees prior to the closing.

Also on October 2, 2020, Dr. Caforio contacted Mr. Gianakakos via telephone to discuss the status of the transaction and the remaining open items in the merger agreement. Thereafter, Ms. Mily contacted Mr. Bauer to resolve the remaining open items in the merger agreement, and Kirkland subsequently sent a revised draft of the merger agreement to Goodwin reflecting this discussion, which included the Company’s requested exceptions to the definition of “Material Adverse Effect” and the same definition of “Superior Proposal” and the same termination fee as set forth in Kirkland’s prior draft.

Subsequent to these conversations, on October 2, 2020, the Company Board held a meeting at which members of senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present. At the meeting, Mr. Gianakakos reported to the Company Board his conversation with Dr. Caforio earlier in the day. Members of senior management also updated the Company Board on the due diligence process and transaction status generally. Also at the meeting, during executive session, the Company Board discussed the formal approval of the engagements of Centerview and Guggenheim Securities as the Company’s financial advisors. Goodwin reviewed with the Company Board the final terms of the proposed engagement letters with Centerview and Guggenheim Securities. The Company Board thereafter authorized the Company to execute and deliver the respective engagement letters with Centerview and Guggenheim Securities on the terms presented at the meeting, which such engagement letters were executed by the parties shortly thereafter.

On October 3, 2020, representatives of Goodwin and Kirkland finalized the transaction documentation, including the merger agreement and the tender and support agreement to be executed by Mr. Gianakakos.

Also on October 3, 2020, Mr. Bauer had several conversations with representatives of Bristol Myers Squibb regarding the transaction status, including a telephone call with Ms. Mily during which she confirmed that the transaction had been approved by the Board of Directors of Bristol Myers Squibb.

Later on October 3, 2020, the Company Board held a meeting, at which members of the Company’s senior management and representatives of Centerview, Guggenheim Securities and Goodwin were present, to consider approval of the proposed transaction with Bristol Myers Squibb. Representatives of Goodwin reviewed the fiduciary duties of the Company Board in this context and the terms of the final proposed merger agreement with Bristol Myers Squibb. Also at this meeting of the Company Board, Guggenheim Securities reviewed its financial analysis of the $225.00 per share consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated October 3, 2020 to the Company Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the $225.00 per share in cash to be received by the holders of shares of Company Common Stock (excluding shares of Company Common Stock that constitute Appraisal Shares, are held by the Company as treasury stock or are owned by Bristol Myers Squibb or Merger Sub immediately prior to the Effective Time) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Guggenheim Securities’ opinion, please see the heading titled “—Opinions of the Company’s Financial Advisors—Opinion of Guggenheim Securities, LLC”. The written opinion delivered by Guggenheim Securities is attached to this Schedule 14D-9 as Annex B. In addition, representatives of Centerview reviewed with the Company Board Centerview’s financial analysis of the $225.00 per share consideration, and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 3, 2020 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the $225.00 per share consideration to be paid to the holders of shares of Company Common Stock in the Offer and the Merger (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the heading titled “—Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC”. The written opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Company Board”), the Company Board unanimously adopted resolutions (1) determining that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, were advisable, fair to and in the best interests of the Company and its stockholders, (2) authorizing and approving the execution, delivery and performance by the Company of the Merger Agreement and the consummation by the Company of the Offer and the Merger, (3) resolving that the Merger shall be effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the acceptance of shares of Company Common Stock by Bristol Myers Squibb in the Offer, and (4) recommending that the Company’s stockholders accept the Offer and tender their shares of Company Common Stock in the Offer. Following the meeting, Mr. Gianakakos informed Dr. Caforio of the Company Board’s approval of the transaction.

During the evening of October 3, 2020, the Company, Bristol Myers Squibb and Merger Sub executed the Merger Agreement, and Mr. Gianakakos, Bristol Myers Squibb and Merger Sub executed the Tender and Support Agreement.

Before the opening of trading of the stock markets on October 5, 2020, the Company and Bristol Myers Squibb issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Merger Sub to acquire all of the outstanding shares of the Company Common Stock at the Offer Price, representing a premium of 61% over the closing price of $139.60 on October 2, 2020.

On October 19, 2020, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Company Board.

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Company Board consulted with the Company’s senior management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock in the Offer, the Company Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Company Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Company Board recommends that the Company’s stockholders tender their shares of Company Common Stock in response to the Offer:

Offer Price. The Company Board considered:

•	the historical market prices, volatility and trading information with respect to the shares of Company Common Stock;

•	the recent historical trading prices of the Company Common Stock, as compared to the Offer Price, including the fact that the Offer Price of $225.00 per share represents:

•	a 61% premium to the closing price of $139.60 on October 2, 2020, the last trading day before public announcement of the Merger Agreement;

•	a 61% premium to the 52-week high closing price of $140.11 as of October 1, 2020;

•	a 79% premium to the trailing volume-weighted average price of $126.05 for the 30-day period ended on October 2, 2020; and

•	a 98% premium to the closing price of $113.88 on September 1, 2020, the last trading day before Bristol Myers Squibb submitted its initial offer to acquire the Company; and

•

the aggregate consideration payable by Bristol Myers Squibb in the Offer and the Merger being the highest amount paid in precedent biotech transactions involving companies with the same status of their lead asset as the Company.

The Company’s Operating and Financial Condition and Prospects. The Company Board considered the Company’s operating and financial performance and its prospects, including certain prospective forecasts for the Company prepared by the Company’s senior management, which reflect an application of various assumptions of senior management. The Company Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “ —Certain Prospective Financial Information,” and that as a result the Company’s actual financial results in future periods could differ materially from senior management’s forecasts.

Potential Strategic Alternatives. The Company Board reviewed, together with representatives of Centerview and Guggenheim Securities, the possible alternatives to the Transactions, including the execution of senior management’s stand-alone plan. The Company Board considered the risks inherent in the development of drug products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, the risks and costs associated with building a sales and marketing infrastructure, competition, and other factors affecting the revenues and profitability of biotechnology companies generally. The Company Board also considered the fact that none of the Company’s products have been approved yet for marketing by the FDA or any similar non-U.S. regulatory body, and the risks and costs associated with achieving full FDA approval for, and successfully launching and commercializing, mavacamten for the treatment of oHCM, as well as the risks related to the development and commercialization of the Company’s broader portfolio of products and product candidates.

Negotiation Process. The Company Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company with the knowledge and at the direction of the Company Board and with the assistance of its financial and legal advisors. The Company Board also considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Bristol Myers Squibb, including the increase in the valuation offered by Bristol Myers Squibb from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Company Board considered the process conducted by the Company, with the assistance of representatives of Centerview and Guggenheim Securities, to identify potential buyers taking into account the expected interest of parties in cardiovascular indications generally, their financial capability to consummate a transaction of this size, and their ability to move quickly and efficiently in a process. In particular, the Company Board considered the recent discussions conducted by the Company with other industry participants in the months leading up to and following the announcement of top-line results from the Company’s pivotal Phase 3 EXPLORER-HCM study, the outcome of those discussions, and the fact that none of these parties, other than Bristol Myers Squibb, had expressed interest in a strategic transaction such as the Offer and the Merger. In addition, the Company Board noted that the other global pharmaceutical company that was considered reasonably likely to have potential interest in acquiring the Company at the value being proposed by Bristol Myers Squibb had declined to engage with the Company regarding a potential sale transaction.

Opinions of Financial Advisors. The Company Board considered the opinion of Centerview rendered to the Company Board on October 3, 2020, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the $225.00 per share consideration to be paid to the holders of shares of Company Common Stock (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading titled “—Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC.”

The Company Board considered the opinion, dated October 3, 2020, of Guggenheim Securities to the Company Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $225.00 per share in cash to be received by the holders of shares of Company Common Stock (excluding shares of Company Common Stock that constitute Appraisal Shares, are held by the Company as treasury stock or are owned by Bristol Myers Squibb or Merger Sub immediately prior to the Effective Time), which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described below under the heading titled “—Opinions of the Company’s Financial Advisors—Opinion of Guggenheim Securities, LLC.”

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Company Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Material Adverse Effect,” (2) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or would reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Company Board under certain circumstances to withdraw or modify its recommendation that the holders of shares of Company Common Stock accept the Offer and tender their shares of Company Common Stock in the Offer, including in connection with a Superior Proposal, (4) the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a Superior Proposal and enter into an agreement with respect to such Superior Proposal, (5) the respective termination rights of the Company and Bristol Myers Squibb, and (6) the $458 million termination fee payable by the Company under certain circumstances, which the Company Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Company Board entered into an agreement for a Superior Proposal.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Company Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Bristol Myers Squibb to obtain the required regulatory approvals in the Merger Agreement. The Company Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion. The Company Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding shares of Company Common Stock followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Company Board also considered that the potential for closing in a relatively short timeframe could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Merger Sub is required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

Appraisal Rights. The Company Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares of Company Common Stock in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Bristol Myers Squibb. The Company Board considered the business reputation and capabilities of Bristol Myers Squibb and its management and the substantial financial resources of Bristol Myers Squibb and, by extension, Merger Sub, which the Company Board believed supported the conclusion that a transaction with Bristol Myers Squibb and Merger Sub could be completed relatively quickly and in an orderly manner.

Certainty of Consideration. The Company Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of shares of Company Common Stock to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s regulatory, commercialization and other business risks, and while also providing such holders of shares of Company Common Stock with certainty of value and liquidity for their shares of Company Common Stock.

In the course of its deliberations, the Company Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•	the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s stand-alone strategic business plan;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s pre-commercialization activities, the Company’s relationship with its partners and other business relationships, and the Company’s ability to attract and retain key management and personnel;

•

the Merger Agreement precludes the Company from actively soliciting alternative takeover proposals and requires payment by the Company of a $458 million termination fee under certain circumstances, including in the event that the Merger Agreement is terminated by the Company to accept a Superior Proposal;

•

the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the interests that certain directors and executive officers of the Company may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, as described in Item 3 under the heading titled “Arrangements with the Company’s Executive Officers and Directors”; and

•

the treatment of the consideration to be received by the holders of shares of Company Common Stock in the Offer and the Merger as taxable to the holders of shares of Company Common Stock for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Company Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board. In view of the wide variety of reasons and factors considered, the Company Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Company Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “Additional Information—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Company Board believed were appropriate to consider, the Company Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their shares of Company Common Stock to Merger Sub pursuant to the Offer.

Opinions of the Company’s Financial Advisors.

Opinion of Centerview Partners LLC.

The Company retained Centerview Partners LLC as financial advisor to the Company Board in connection with the proposed Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of shares of Company Common Stock (other than (i) shares of Company Common Stock that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL, (ii) shares of Company Common Stock owned by the Company as treasury stock immediately prior to the Effective Time and (iii) shares of Company Common Stock then held by Parent or Merger Sub, including any shares irrevocably accepted for payment by Merger Sub in the Offer, which shares referred to in clauses (i) through (iii), together with any shares of Company Common Stock held by any affiliate of the Company or Parent, are collectively referred to as “Excluded Shares” throughout this section) of the $225.00 per share consideration (which is referred to as the “Consideration” throughout this section) proposed to be paid to such holders pursuant to the Merger Agreement. On October 3, 2020, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated October 3, 2020 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated October 3, 2020, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of shares of Company Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender shares of Company Common Stock in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated October 3, 2020, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Management Projections prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis (see “—Certain Prospective Financial Information”) and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Management Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the shares of Company Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the shares of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender shares of Company Common Stock in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis.

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated October 3, 2020. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 2, 2020 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis.

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded biopharmaceutical companies that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company:

2024E EV/Revenue Multiple
ADC Therapeutics SA	2.6x
argenx SE	5.9x
Ascendis Pharma A/S	7.1x
Aurinia Pharmaceuticals Inc.	2.1x
Axsome Therapeutics, Inc.	2.1x
bluebird bio, Inc.	2.3x
ChemoCentryx, Inc.	6.5x
FibroGen, Inc.	3.8x
Iovance Biotherapeutics, Inc.	4.5x
Reata Pharmaceuticals, Inc.	2.2x
TG Therapeutics, Inc.	4.9x

Median	3.8x

Although none of the companies used in this analysis is directly comparable to the Company, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of October 2, 2020, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2024 (“2024E EV/Revenue Trading Multiple”).

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2024E EV/Revenue Trading Multiples of 4.0x to 6.0x to apply to the Company’s estimated calendar year risk-adjusted 2024 net revenue as set forth in the Management Projections, excluding upfront payments and one-time milestones. In selecting this range of 2024E EV/Revenue Trading Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2024E EV/Revenue Trading Multiples to the Company’s estimated calendar year risk-adjusted 2024 net revenue as set forth in the Management Projections, excluding upfront payments and one-time milestones, of $523 million under the Management Projections and adding to it the Company’s estimated net cash as of September 30, 2020 of $900 million, provided by the Company management as set forth in the Internal Data, and dividing the result of the foregoing calculations by the number of fully diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units, based on information provided by the Company management) as of October 1, 2020 as set forth in the Internal Data, resulted in an implied per share equity value range for the shares of Company Common Stock of approximately $53.65 to $71.65, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $225.00 per share to be paid to the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis.

Centerview reviewed and analyzed certain information relating to selected biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were:

Date Announced	Target	Acquiror	Transaction Value/4-Year Forward Revenue Multiple
11/25/19	The Medicines Company	Novartis AG	10.1x
04/09/18	AveXis, Inc.	Novartis AG	12.7x
01/29/18	Ablynx NV	Sanofi	11.5x
01/22/18	Juno Therapeutics, Inc.	Celgene Corporation	10.8x
08/28/17	Kite Pharma, Inc.	Gilead Sciences, Inc.	10.7x
05/16/16	Anacor Pharmaceuticals, Inc.	Pfizer Inc.	6.2x
08/24/14	InterMune, Inc.	Roche Holdings, Inc.	9.1x

Median			10.7x

Although no company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions, the companies included in the selected transactions above were selected, among other reasons, because they have certain business, operational, and/or financial characteristics that, for the purposes of this analysis, may be considered similar to those of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in business, operational, and/or financial characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Using publicly available information obtained from SEC filings and other data sources as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value of common equity determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding the value of any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction as a multiple of the target company’s Wall Street research analyst consensus estimated four-year forward revenue at the time of the transaction announcement.

Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview applied a reference range of 9.5x to 11.5x four-year forward revenue multiples derived from the selected precedent transactions to the Company’s estimated four-year forward net revenue, excluding upfront payments and one-time milestones, of $463 million under the Management Projections, and added to it the Company’s estimated net cash as of September 30, 2020 of $900 million, as set forth in the Internal Data, and divided the result of the foregoing calculations by the Company’s fully diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units, based on information provided by the Company management) as of October 1, 2020 as set forth in the Internal Data, which resulted in an implied per share equity value range for the shares of Company Common Stock of approximately $93.10 to $108.80, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $225.00 per share to be paid to the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis.

Centerview performed a discounted cash flow analysis of the Company based on the Management Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the shares of Company Common Stock by (a) discounting to present value as of September 30, 2020 using discount rates ranging from 9.0% to 11.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on October 1, 2020 and ending on December 31, 2045, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2045 at a rate of free cash flow decline of 80.0% year-over-year in perpetuity, and (iii) tax savings from usage of the Company’s federal net operating losses of $351 million as of December 31, 2019 and the Company’s estimated future losses as provided by the Company management and (b) adding to the foregoing results the Company’s estimated net cash of $900 million as of September 30, 2020, as set forth in the Internal Data, and the present value of the estimated costs associated with future equity raises set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding shares of Company Common Stock (determined using the treasury stock method and taking into account outstanding in-the-money options, restricted stock units and performance stock units, based on information provided by the Company management) as of October 1, 2020 as set forth in the Internal Data, resulting in a range of implied equity values per share of Company Common Stock of $150.75 to $191.10, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $225.00 per share to be paid to the holders of shares of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors.

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the shares of Company Common Stock during the 52-week period ended October 2, 2020 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the shares of Company Common Stock during such period of approximately $43.50 to $140.11 per share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the shares of Company Common Stock in Wall Street research analyst reports publicly available as of October 2, 2020, which indicated low and high stock price targets for the Company ranging from $121.00 to $188.00 per share.

•

Premiums Paid Analysis. Centerview performed an analysis of premiums paid in the selected biopharmaceutical transactions, as set forth above in “—Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a reference range of 45% to 80% to the Company’s closing stock price on October 2, 2020 (the last trading day before the public announcement of the Transactions) of $139.60, which resulted in an implied price range of approximately $202.40 to $251.30 per share, rounded to the nearest $0.05.

General.

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or management of the Company with respect to the Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however, recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions. Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Parent, and Centerview did not receive any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

Opinion of Guggenheim Securities, LLC.

Overview.

The Company retained Guggenheim Securities as its financial advisor in connection with the potential sale of the Company. Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical sector. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the October 3, 2020 meeting of the Company Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Company Board to the effect that, as of October 3, 2020 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the $225.00 per share consideration to be received by the holders of shares of Company Common Stock (excluding shares of Company Common Stock that constitute Appraisal Shares, are held by the Company as treasury stock or are owned by Parent or Merger Sub immediately prior to the Effective Time, which are referred to collectively in this section as the “Excluded Shares”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Guggenheim Securities dated October 3, 2020, which sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, is attached as Annex B to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The summary of Guggenheim Securities’ opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion carefully and in its entirety. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, business, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Global economic conditions and the global capital markets have been experiencing and remain subject to unusual volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on the Company, Parent or the Transactions. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith):

•	was provided to the Company Board (in its capacity as such) for its information and assistance in connection with its evaluation of the $225.00 per share consideration;

•	did not constitute a recommendation to the Company Board with respect to the Transactions;

•

does not constitute advice or a recommendation to any of the Company’s stockholders as to whether to tender any such shares of Company Common Stock pursuant to the Offer or how to act in connection with the Transactions or otherwise;

•

did not address the Company’s underlying business or financial decision to pursue or effect the Transactions, the relative merits of the Transactions as compared to any alternative business or financial strategies that might exist for the Company, the financing or funding of the Transaction by Parent or the effects of any other transaction in which the Company might engage;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the $225.00 per share consideration to be received by the holders of shares of Company Common Stock (excluding the Excluded Shares) to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Transactions (including, without limitation, the form or structure of the Transactions) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Transactions or (ii) the fairness, financial or otherwise, of the Transactions to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified therein), creditors or other constituencies of the Company; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the Transactions relative to the Offer Price or otherwise.

In connection with rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement dated as of October 3, 2020;

•	reviewed certain publicly available business and financial information regarding the Company;

•

reviewed certain non-public business and financial information regarding the Company’s business and future prospects (including the Management Projections, which are summarized above under “—Certain Prospective Financial Information” and certain other estimates and other forward-looking information (including certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by the Company)), all as prepared and approved for use by Guggenheim Securities by the Company’s senior management (collectively, the “Company-Provided Information”);

•

discussed with the Company’s senior management their strategic and financial rationale for the Transactions as well as their views of the Company’s business, operations, historical and projected financial results and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in the Company) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

•	performed financing-adjusted discounted cash flow analyses based on the Management Projections;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	reviewed the acquisition premia for certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the Transactions;

•	reviewed the historical prices, trading multiples and trading activity of the shares of Company Common Stock; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•	Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with the Company (including, without limitation, the Company-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company-Provided Information), (ii) expressed no view or opinion regarding the (a) reasonableness or achievability of the Management Projections, any other estimates and other forward-looking information provided by the Company or the assumptions upon which any of the foregoing were based or (b) probability adjustments reflected in the Management Projections and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would make the Company-Provided Information incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Management Projections utilized in its analyses, (a) Guggenheim Securities was advised by the Company’s senior management, and Guggenheim Securities assumed, that the Management Projections (including the probability adjustments reflected therein and the expected development and commercialization of the Company’s products and product candidates), had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company on a stand-alone basis and (b) Guggenheim Securities assumed that the Management Projections had been reviewed by the Company Board with the understanding that such information would be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Transactions to the Company or its stockholders.

•	Guggenheim Securities further assumed that:

•

In all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the drafts that Guggenheim Securities reviewed, (ii) the Company, Parent and Merger Sub will comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Parent and Merger Sub contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Transactions will be satisfied without any waiver, amendment or modification thereof; and

•

The Transactions will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Parent, Merger Sub or the Transactions in any way meaningful to Guggenheim Securities’ analyses or opinion.

•

Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the shares of Company Common Stock or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transactions.

Summary of Financial Analyses.

Overview of Financial Analyses.

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Company Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Company Board was supplemented by Guggenheim Securities’ oral discussion with the Company Board, the nature and substance of which may not be fully described herein.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general, economic, business and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of the Company and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the $225.00 per share consideration to be received by the holders of shares of Company Common Stock (excluding the Excluded Shares) pursuant to the Merger Agreement to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the

Transactions; however, such transactions were selected by Guggenheim Securities, among other reasons, because they involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to the Company based on Guggenheim Securities’ professional judgment and experience with the biopharmaceutical sector.

•

In any event, selected precedent merger and acquisition transactions analysis is not purely mathematical; rather, such analysis involves complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected precedent merger and acquisition transactions to which the Transactions were compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions.

Throughout this section entitled “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•

“Enterprise value” represents the relevant company’s net equity value plus (i) the principal or face amount of total debt and non-convertible preferred stock plus (ii) the book value of any non-controlling/minority interests plus (iii) the book value of any contingent consideration less (iv) cash, cash equivalents, and short- and long-term marketable investments, and (v) the book value of any non-consolidated investments.

•

“Net equity value” represents the relevant company’s (i) gross equity value as calculated (a) based on outstanding common shares plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants times (b) the relevant company’s stock price less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•

“Unlevered free cash flow” means the relevant company’s after-tax unlevered operating cash flow minus capital expenditures and changes in working capital. For more information regarding the projected unlevered free cash flow of the Company used by Guggenheim Securities in its analysis, see “ —Certain Prospective Financial Information”.

•	“VWAP” means volume-weighted average share price over the indicated period of time.

Recap of Implied Transaction Financial Metrics.

Based on the cash Offer Price of $225.00 per share of Company Common Stock, Guggenheim Securities calculated various implied transaction-related premia and multiples as outlined in the table below:

Transaction-Implied Premia and Transaction-Implied Multiples
Offer Price per share of Company Common Stock		$225.00

	MyoKardia Stock Price
Acquisition Premium/(Discount) Relative to MyoKardia’s:
Closing Stock Price @ 10/02/20	$139.60	61%
52-Week High @ 10/01/20	140.11	61
30-Calendar Day VWAP @ 10/02/20	126.05	79
Prior to the initial proposal by Bristol-Myers Squibb @ 09/01/20	113.88	98

Transaction Enterprise Value / Estimated Risk-Adjusted Revenue[1]:
2023E—the Company’s Management Projections		43.1	x
2024E—the Company’s Management Projections		23.3
2025E—the Company’s Management Projections		14.7

[1]	Based on Management Projections excluding upfront payments and one-time milestones.

MyoKardia Change-of-Control Financial Analyses.

Recap of MyoKardia Change-of-Control Financial Analyses. In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses which are summarized in the table below and described in more detail elsewhere herein, including a financing-adjusted discounted cash flow analysis and selected precedent merger and acquisition transactions analysis. Solely for informational reference purposes, Guggenheim Securities also reviewed the premia paid in selected merger and acquisition transactions, the historical trading price range for the shares of Company Common Stock and Wall Street equity research analysts’ price targets for the shares of Company Common Stock.

Recap of MyoKardia Change-of-Control Financial Analyses
Offer Price per share of Company Common Stock	$225.00

(rounded to nearest $1.00)	Reference Range for MyoKardia on a Change-of- Control Basis
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$160.00	$203.00
Selected Precedent M&A Transactions Analysis	$73.00	$120.00

For Informational Reference Purposes
Premia Paid in Selected Merger and Acquisition Transactions
1-day Unaffected Premia	$202.00	$253.00
Unaffected 30-Trading Day VWAP	$184.00	$227.00
Unaffected 52-Week High	$171.00	$221.00
MyoKardia’s 52-Week Stock Price Range	$44.00	$140.00
Wall Street Equity Research Stock Price Targets	$121.00	$188.00

MyoKardia Discounted Cash Flow Analysis. Guggenheim Securities performed a stand-alone financing-adjusted discounted cash flow analysis of the Company using mid-year convention and a September 30, 2020 valuation date based on projected, risk-adjusted, after-tax unlevered free cash flows for each of the Company’s existing and pipeline products and an estimate of its terminal/continuing value at the end of the projection period.

In performing its discounted cash flow analysis with respect to the Company:

•

Guggenheim Securities based its financing-adjusted discounted cash flow analysis on the Management Projections for each of the Company’s existing and pipeline products prepared by the Company’s senior management from October 1, 2020 through December 31, 2045 and the impact of certain net operating losses accrued historically by the Company and net operating losses generated over the forecast period, in each case, as provided and approved for Guggenheim Securities’ use by the Company’s senior management. As of December 31, 2019, the Company had net operating loss carryforwards for U.S. federal income tax purposes of approximately $351 million.

•	Guggenheim Securities used a discount rate range of 8.5%–10.5% based on its estimate of the Company’s weighted average cost of capital.

•

In estimating the Company’s terminal/continuing value, Guggenheim Securities used an illustrative perpetual growth rate of negative 80% applied to the Company’s terminal year normalized after-tax unlevered free cash flow.

•

Guggenheim Securities’ analysis deducted from the result the present value of costs associated with future financings assumed to occur between 2022 and 2024 and added the Company’s estimated net cash of $900 million as of September 30, 2020, each as provided and approved for Guggenheim Securities’ use by the Company’s senior management.

•

Guggenheim Securities converted the discounted cash flow equity value to per share equity value using diluted shares outstanding (based on treasury method) at the respective per share equity values, as provided and approved for Guggenheim Securities’ use by the Company’s senior management.

Guggenheim Securities’ illustrative financing-adjusted discounted cash flow analysis resulted in an overall reference range of $160.00–$203.00 per share of Company Common Stock (rounded to the nearest $1.00) for purposes of evaluating the shares of Company Common Stock on a stand-alone intrinsic-value basis. It was noted that the Offer Price of $225.00 per share of Company Common Stock was above the foregoing Discounted Cash Flow (DCF)-based reference range based on the illustrative financing-adjusted discounted cash flow analysis, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Price.

MyoKardia Selected Precedent Merger and Acquisition Transactions Analysis. Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions involving companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions (based on each company’s most recent publicly available financial filings, public filings made in connection with the applicable transaction and certain other publicly available information), which are summarized in the table below:

Selected Precedent Merger and Acquisition (M&A) Transactions Analysis
Date Announced	Acquiror	Target Company	Transaction Enterprise Value / Risk- Adjusted Revenue (12 month period ending 5 years after transaction announcement)
11/25/19	Novartis AG (“Novartis”)	The Medicines Co.	6.2x
04/09/18	Novartis	AveXis, Inc.	7.3
01/29/18	Sanofi SA	Ablynx NV	6.7
01/22/18	Celgene Corp.	Juno Therapeutics, Inc.	4.0
08/28/17	Gilead Sciences, Inc.	Kite Pharma, Inc.	4.4
05/16/16	Pfizer Inc.	Anacor Pharmaceuticals, Inc.	4.1
03/30/15	Teva Pharmaceutical Industries Ltd.	Auspex Pharmaceuticals, Inc.	4.3
08/24/14	Roche Holdings, Inc.	InterMune, Inc.	5.0

Statistical Summary
Median			4.7x
Mean			5.3
High			7.3
Low			4.0

MyoKardia/Bristol-Myers Squibb Transaction Based on Management Projections:			14.9x

In performing its selected precedent merger and acquisition transactions analysis with respect to the Company, Guggenheim Securities selected a reference range of transaction multiples for purposes of evaluating the Company on a change-of-control basis as follows: transaction enterprise value/risk adjusted revenue multiple range of 4.0x–7.3x applied to the Management Projections (see “—Certain Prospective Financial Information”). The transaction enterprise value for each selected transaction was calculated on the basis of the upfront consideration payable in the selected transaction excluding any potential earn-outs and the risk-adjusted revenue represents the 12-month period ending five years after the date of the announcement of the transaction, as disclosed by the applicable target company in its public filings made in connection with the applicable transaction. Guggenheim Securities’ analysis added to the result the Company’s estimated net cash of $900 million as of September 30, 2020 and converted the resulting equity value to per share equity value using diluted shares outstanding (based on treasury method) at the respective per share equity values, each as provided and approved for Guggenheim Securities’ use by the Company’s senior management.

Guggenheim Securities’ selected precedent merger and acquisition transactions analysis resulted in an overall reference range of $73.00–$120.00 per share of Company Common Stock (rounded to the closest $1.00) for purposes of evaluating the shares of Company Common Stock on a change-of-control basis.

It was noted that the Offer Price of $225.00 per share of Company Common Stock was above the foregoing change-of-control transaction reference range based on the selected precedent merger and acquisition transactions analysis, which in Guggenheim Securities’ view supported its assessment of the financial fairness of the Offer Price.

Other Financial Reviews and Analysis Solely for Informational Reference Purposes.

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analysis as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analysis to be determinative methodologies for purposes of its opinion.

Premia Paid in Selected Merger and Acquisition Transactions. Guggenheim Securities reviewed, based on publicly available information, the implied premia paid in connection with certain selected precedent merger and acquisition transactions during the past several years involving companies in the biopharmaceutical sector that Guggenheim Securities deemed relevant for purposes of this analysis. These transactions included 19 precedent transactions deemed relevant for purposes of this analysis. Based on this analysis, Guggenheim Securities selected (i) an illustrative reference range of 45%–81% premia based on the target company’s unaffected spot closing stock price, which resulted in an illustrative range of $202.00–$253.00 per share of Company Common Stock (rounded to closest $1.00), (ii) an illustrative reference range of 51%–86% premia based on the 30-trading day VWAP ending on each target company’s unaffected date, which resulted in an illustrative range of $184.00–$227.00 per share of Company Common Stock (rounded to closest $1.00), and (iii) an illustrative reference range of 22%–58% premia based on the target company’s unaffected 52-week high, which resulted in an illustrative range of $171.00–$221.00 per share of Company Common Stock (rounded to closest $1.00).

Company Common Stock Price Trading History. Guggenheim Securities reviewed the Company Common Stock trading history for the 52 weeks ending October 2, 2020, the last trading day prior to the announcement of the Transactions. The shares of Company Common Stock traded in a range of approximately $44.00–$140.00 per share of Company Common Stock (rounded to closest $1.00).

Wall Street Equity Research Analyst Stock Price Targets. Guggenheim Securities reviewed publicly available Wall Street equity research analyst stock price targets for the Company as of October 2, 2020. It was noted that such Wall Street equity research analyst stock price targets for the shares of Company Common Stock were $121.00–$188.00 per share of Company Common Stock (rounded to closest $1.00).

Other Considerations.

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of Offer Price payable in the Transactions were determined through negotiations between the Company and Parent and were approved by the Company Board. The decision to enter into the Merger Agreement was solely that of the Company Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Company Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the view of the Company Board with respect to the fairness, from a financial point of view, of the $225.00 per share consideration to be received by the holders of shares of Company Common Stock (excluding the Excluded Shares) pursuant to the Merger Agreement.

Aside from its current engagement by the Company, Guggenheim Securities has not been previously engaged during the past two years by the Company, nor has Guggenheim Securities been previously engaged during the past two years by Parent, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide the Company and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the Transactions in the future, for which services Guggenheim Securities would expect to receive compensation. Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Parent other participants in the Transactions and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Parent, other participants in the Transactions and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in the Company, Parent, other participants in the Transactions and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Parent, Merger Sub, other participants in the Transactions and their respective affiliates and the Transactions that differ from the views of Guggenheim Securities’ investment banking personnel.

Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other financial results due to the inherent unpredictability of projections and their underlying assumptions and estimates. However, in connection with its strategic planning process and at the direction of the Company Board in connection with its evaluation of the proposed transaction with Bristol Myers Squibb, the Company’s senior management prepared long-range projections of revenue and costs for fiscal years 2020 through 2045 based on its view of the prospects for the Company on a stand-alone basis, including with respect to the Company’s programs for mavacamten, danicamtiv and certain other pipeline assets (the “Management Projections”). These Management Projections reflect a risk-adjusted outlook and were based on certain internal assumptions about the probability of technical success and regulatory approval, epidemiology, timing of commercial launch, sales ramp, pricing, reimbursement, market size, market share, competition, contractual relationships, market exclusivity, estimated costs and expenses, effective tax rate and utilization of net operating losses, ability to raise future capital, and other relevant factors relating to the Company and its product candidates. The Management Projections were developed solely using the information available to Company management at the time the Management Projections were created.

The Management Projections were provided to and considered by the Company Board in connection with its evaluation of the Transactions and the Offer Price in comparison to the Company’s other strategic alternatives. The Management Projections also were provided to Centerview and Guggenheim Securities, and the Company Board directed each of Centerview and Guggenheim Securities to use the Management Projections in its evaluation of the fairness of the Offer Price to the stockholders of the Company summarized above under “—Opinions of the Company’s Financial Advisors” (and the Management Projections were the only financial projections with respect to the Company used by Centerview and Guggenheim Securities in rendering their respective opinions). The Management Projections were not provided to Bristol Myers Squibb.

Cautionary Note About the Management Projections

The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of the Company not currently having any marketed products, and many of which are beyond the Company’s control. The Management

Projections reflect numerous estimates and assumptions made by the Company, based on information available to the Company at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the future market for any of the Company’s product candidates. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to: (1) the expectation and timing of approval and launch of mavacamten in the United States; (2) the timing of regulatory approvals and introduction of new products; (3) the market acceptance of the Company’s products; (4) the success of clinical testing; (5) the availability of third-party reimbursement; (6) the impact of competitive products and pricing; (7) the effect of regulatory actions; (8) the effect of global economic conditions; (9) conditions in the financing markets and access to sufficient capital; (10) changes in applicable laws, rules and regulations; and (11) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and subsequent Quarterly Reports filed on Form 10-Q and Current Reports on Form 8-K, as well as the section titled “Forward-Looking Statements” in Item 5 of this Schedule 14D-9. In addition, the Management Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future development and commercialization of drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of any of the Company’s product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that the Company will obtain the regulatory approvals necessary for the commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may market or commercialize. Since the Management Projections cover a long period of time, the Management Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the Company’s product candidates. The Management Projections were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Management Projections or expressed any opinion or any form of assurance related thereto.

In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of shares of Company Common Stock are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of shares of Company Common Stock or other person regarding the ultimate performance of the

Company compared to the information contained in the Management Projections, the likelihood that the Management Projections will be achieved, the results of the Company’s clinical trials, the timing and approval of commercial launch of any of the Company’s products, the effectiveness or marketability of the Company’s products or product candidates, or the overall future performance of the Company. The Management Projections were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Transactions or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. In addition, the Management Projections do not take into account any circumstances, transactions, events, partnerships, or combinations occurring or anticipated to occur after the dates on which the Management Projections were prepared. The Management Projections are subjective in many respects and, thus, are subject to interpretation.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

A summary of the Management Projections is set forth below:

	Management Projections Fiscal Year Ending December 31,
($ in millions)	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Net Revenue (1)	$75	$36	$141	$330	$539	$910	$1,265	$1,761	$2,537	$3,376	$4,372	$5,217	$5,962
Memo: Total Net Revenue Excluding Upfront and Milestone Payments (2)	—	$22	$117	$283	$523	$826	$1,246	$1,761	$2,489	$3,352	$4,372	$5,217	$5,962
Gross Profit (3)	$75	$35	$134	$311	$502	$848	$1,164	$1,619	$2,338	$3,111	$4,033	$4,820	$5,520
Total R&D Expense (4)	($202)	($281)	($329)	($327)	($379)	($331)	($304)	($294)	($215)	($174)	($152)	($144)	($140)
Total S&M Expense	($32)	($89)	($135)	($186)	($259)	($309)	($349)	($421)	($520)	($662)	($775)	($820)	($873)
Total G&A Expense	($116)	($135)	($145)	($161)	($171)	($182)	($205)	($216)	($229)	($241)	($252)	($263)	($276)
EBIT (5)	($275)	($470)	($476)	($363)	($307)	$26	$306	$688	$1,373	$2,034	$2,854	$3,593	$4,231

	(continued) Management Projections Fiscal Year Ending December 31,
($ in millions)	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
Total Net Revenue (1)	$6,432	$6,843	$7,158	$7,122	$7,262	$7,350	$1,920	$897	$611	$303	$208	$208	$62
Memo: Total Net Revenue Excluding Upfront and Milestone Payments (2)	$6,432	$6,843	$7,158	$7,122	$7,262	$7,350	$1,920	$897	$611	$303	$208	$208	$62
Gross Profit (3)	$5,956	$6,336	$6,625	$6,581	$6,717	$6,794	$1,750	$805	$544	$266	$180	$180	$56
Total R&D Expense (4)	($132)	($128)	($128)	($127)	($138)	($115)	($53)	($44)	($42)	($22)	($21)	($21)	($17)
Total S&M Expense	($910)	($948)	($990)	($979)	($998)	($999)	($372)	($191)	($93)	($46)	($32)	($32)	($10)
Total G&A Expense	($287)	($299)	($311)	($319)	($331)	($331)	($98)	($48)	($29)	($14)	($10)	($10)	($3)
EBIT (5)	$4,627	$4,961	$5,195	$5,156	$5,250	$5,349	$1,227	$522	$381	$183	$117	$117	$26

(1)	Includes projected upfront and milestone payments to the Company.
(2)	Excludes projected upfront and milestone payments to the Company.
(3)	Includes projected outbound royalty payments by the Company.
(4)	Includes projected outbound milestone payments by the Company.
(5)

EBIT means operating profit or losses before interest and taxes. EBIT is a non-GAAP financial measure. Non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.

The following is a summary of the unlevered free cash flows for the periods presented, which were calculated based on the Management Projections and other projected financial information provided by the Company’s management. Unlevered free cash flow is calculated as EBIT, less tax expense (if profitable), less capital expenditures, plus depreciation and amortization, and less changes in net working capital.

	Fiscal Year Ending December 31,
($ in millions)	2020E		2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
EBIT (a)(b)	($275)		($470)	($476)	($363)	($307)	$26	$306	$688	$1,373	$2,034	$2,854	$3,593	$4,231
Tax Expense (c)	—		—	—	—	—	(6)	(73)	(165)	(330)	(488)	(685)	(862)	(1,015)
Capital Expenditures	(4)		(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)
Depreciation & Amortization	6		5	5	5	5	5	5	5	5	5	5	5	5
Change in Net Working Capital	—		(1)	(5)	(8)	(12)	(15)	(20)	(25)	(36)	(43)	(50)	(42)	(37)
Unlevered Free Cash Flow (b)	($272	)(d)	($470)	($479)	($370)	($317)	$7	$214	$500	$1,009	$1,504	$2,120	$2,690	$3,180

	(continued) Fiscal Year Ending December 31,
($ in millions)	2033E		2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E
EBIT (a)(b)	$4,627		$4,961	$5,195	$5,156	$5,250	$5,349	$1,227	$522	$381	$183	$117	$117	$26
Tax Expense (c)	(1,111)		(1,191)	(1,247)	(1,238)	(1,260)	(1,284)	(295)	(125)	(91)	(44)	(28)	(28)	(6)
Capital Expenditures	(4)		(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)
Depreciation & Amortization	5		5	5	5	5	5	5	5	5	5	5	5	5
Change in Net Working Capital	(24)		(21)	(16)	2	(7)	(5)	267	51	14	15	5	—	7
Unlevered Free Cash Flow (b)	$3,495		$3,751	$3,934	$3,922	$3,985	$4,062	$1,201	$449	$305	$156	$95	$91	$29

(a)	EBIT means operating profit or losses before interest and taxes.
(b)

EBIT and unlevered free cash flow are non-GAAP financial measures. Non-GAAP financial measures should not be considered as a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.

(c)	Assumes a tax rate of 24%. Excludes the impact of the Company’s net operating losses.
(d)	Includes estimated unlevered free cash flow for the fourth quarter of fiscal 2020 of $(49) million.

Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all shares of Company Common Stock held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, other than the Tender and Support Agreement, which was entered into by Mr. Gianakakos contemporaneously with the signing of the Merger Agreement, there are no agreements requiring them to do so.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

In connection with Centerview’s services as financial advisor to the Company, the Company has agreed to pay Centerview an aggregate fee of approximately $43 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement. Additional information pertaining to the retention of Centerview by the Company in Item 4 under the heading titled “Opinions of the Company’s Financial Advisors—Opinion of Centerview Partners LLC” is hereby incorporated by reference in this Item 5.

In connection with Guggenheim Securities’ services as financial advisor to the Company, the Company has agreed to pay Guggenheim Securities an aggregate fee of approximately $43 million, $1.5 million of which was payable upon the rendering of Guggenheim Securities’ opinion and the remainder of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of

Guggenheim Securities’ expenses arising, and to indemnify Guggenheim Securities against certain liabilities that may arise, out of Guggenheim Securities’ engagement. Additional information pertaining to the engagement of Guggenheim Securities by the Company in Item 4 under the heading titled “Opinions of the Company’s Financial Advisors—Opinion of Guggenheim Securities, LLC” is hereby incorporated by reference in this Item 5.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to shares of Company Common Stock have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “Arrangements with the Company’s Executive Officers and Directors–Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of shares of Company Common Stock will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares of Company Common Stock immediately prior to the Effective Time who have not validly tendered such shares of Company Common Stock in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their shares of Company Common Stock in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this

Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of shares of Company Common Stock immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares of Company Common Stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262 of the DGCL. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of shares of Company Common Stock who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell shares of Company Common Stock in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.

Under the DGCL, if the Merger is effected, holders of shares of Company Common Stock immediately prior to the Effective Time who (i) did not tender such shares of Company Common Stock in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such shares of Company Common Stock or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such shares of Company Common Stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares of Company Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their shares of Company Common Stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares of Company Common Stock as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer, which we anticipate will be midnight (New York City time), one minute after 11:59 p.m. New York City time, on November 16, 2020, the date that is 20 business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) following the commencement of the Offer, unless extended as required or permitted by the Merger Agreement and (2) 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing was on or about October 19, 2020), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of shares of Company Common Stock held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s shares of Company Common Stock in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such shares of Company Common Stock from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder of the Company who has otherwise perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of shares of Company Common Stock entitled to appraisal rights exceeds 1% of the outstanding shares of Company Common Stock eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of shares of Company Common Stock entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

MyoKardia, Inc.

1000 Sierra Point Parkway

Suite 1300

Brisbane, California 94005

Attention: Chief Legal Officer

The written demand for appraisal must be executed by or for the record holder of shares of Company Common Stock, fully and correctly, as such holder’s name appears on the certificate(s) for the shares of Company Common Stock owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the shares of Company Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares of Company Common Stock are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of shares of Company Common Stock held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares of Company Common Stock. If shares are held through a brokerage firm, bank or other nominee who in turn holds the shares of Company Common Stock through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares of Company Common Stock must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares of Company Common Stock through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares of Company Common Stock should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares of Company Common Stock, which may be a central securities depository nominee if the shares of Company Common Stock have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares of Company Common Stock as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Company Common Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Company Common Stock held for other beneficial owners. In such case, the written demand must set forth the number of shares of Company Common Stock covered by the demand. Where the number of shares of Company Common Stock is not expressly stated, the demand will be presumed to cover all shares of Company Common Stock held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of shares of Company Common Stock who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Company Common Stock held by all holders who did not tender such shares of Company Common Stock in the Offer and properly demanded appraisal of such shares of Company Common Stock in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares of Company Common Stock who had previously demanded appraisal of their shares of Company Common Stock. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the shares of Company Common Stock. Accordingly, it is the obligation of the holders of shares of Company Common Stock to initiate all necessary action to perfect their appraisal rights in respect of the shares of Company Common Stock within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of shares of Company Common Stock who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares of Company Common Stock not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Company Common Stock. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares of Company Common Stock, a person who is the beneficial owner of shares of Company Common Stock held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of shares of Company Common Stock, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares of Company Common Stock and with whom agreements as to the value of their shares of Company Common Stock has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares of Company Common Stock to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of shares of Company Common Stock entitled to appraisal rights exceeds 1% of the outstanding shares of Company Common Stock eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of shares of Company Common Stock entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the shares of Company Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the shares of Company Common Stock as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Parent and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their shares of Company Common Stock as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of value greater than, less than or the same as the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share of Company Common Stock is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of shares of Company Common Stock entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares of Company Common Stock whose name appears on the Verified List and, if such shares of Company Common Stock are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares of Company Common Stock, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares of Company Common Stock represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the shares of Company Common Stock entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for shares of Company Common Stock in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such shares of Company Common Stock for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares of Company Common Stock as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of shares of Company Common Stock will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of shares of Company Common Stock who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of shares of Company Common Stock under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares of Company Common Stock will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is (x) approved by the board of directors of the corporation and (y) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Company Board has approved the Merger Agreement and the Transactions (including the Offer and the Merger) for purposes of Section 203, which causes such transactions to not be subject to the restrictions of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Parent, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Parent, Merger Sub, and their respective board of directors or other governing bodies shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares of Company Common Stock, and Merger Sub might be unable to accept for payment or pay for shares of Company Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered shares of Company Common Stock.

Regulatory Approvals.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of shares of Company Common Stock pursuant to the Offer is subject to such requirements. The Company and Parent will each file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of shares of Company Common Stock in the Offer on October 19, 2020. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on November 3, 2020, unless (a) the period is shortened (i.e., the FTC or the Antitrust Division, as applicable, grants “early termination” of the waiting period), (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of shares of Company Common Stock by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Company Common Stock pursuant to the Offer or seeking divestiture of the shares of Company Common Stock so acquired or divestiture of assets of Parent and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Parent’s or Merger Sub’s acquisition of the shares of Company Common Stock pursuant to the Offer or the Merger. There can be no assurance that any governmental authority will not challenge the acquisition of the shares of Company Common Stock on competition or other grounds and if a challenge is made, the results cannot be predicted.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2020 and June 30, 2020.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, statements regarding the Mavacamten NDA, and forecasted or projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: (1) uncertainties as to the timing of the Transactions contemplated by the Merger Agreement; (2) uncertainties as to the percentage of shares of Company Common Stock tendered in the Offer; (3) the possibility that competing offers will be made; (4) the possibility that various closing conditions for the Transactions may not be satisfied or waived; (5) the effects of disruption caused by the Transactions making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, regulators and other third parties; (6) unanticipated difficulties or expenditures relating to the Transactions; (7) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee; (8) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; and (9) other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated October 19, 2020 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Bristol-Myers Squibb Company and Merger Sub on October 19, 2020).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published October 19, 2020, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(1)(G)	Joint Press Release issued by Bristol-Myers Squibb Company and MyoKardia, Inc. on October 5, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on October 5, 2020).

(a)(1)(H)	Email from Tassos Gianakakos, Chief Executive Officer of MyoKardia, Inc., to employees, dated October 5, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 5, 2020).

(a)(1)(I)	Q&A provided to employees of MyoKardia, Inc. on October 5, 2020 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 5, 2020).

(a)(5)(A)	Opinion of Centerview Partners LLC (included as Annex A of this Schedule 14D-9)

(a)(5)(B)	Opinion of Guggenheim Securities, LLC (included as Annex B of this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger by and among MyoKardia, Inc., Bristol-Myers Squibb Company and Gotham Merger Sub Inc., dated October 3, 2020 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on October 5, 2020).

(e)(2)	Tender and Support Agreement by and among Bristol-Myers Squibb Company, Gotham Merger Sub Inc., and Tassos Gianakakos, dated October 3, 2020 (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(3)	Confidentiality Agreement, dated September 17, 2020, between MyoKardia, Inc. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Exclusivity Agreement, dated September 25, 2020, between MyoKardia, Inc. and Bristol-Myers Squibb Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(5)	Restated Certificate of Incorporation of MyoKardia, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q filed on November 18, 2015).

(e)(6)	Amended and Restated By-Laws of MyoKardia, Inc. (incorporated by reference to Exhibit 3.4 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 13, 2015).

(e)(7)	MyoKardia, Inc. 2012 Equity Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed on September 28, 2015).

(e)(8)	MyoKardia, Inc. 2015 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on October 19, 2015).

(e)(9)	MyoKardia, Inc. Amended and Restated 2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on August 4, 2020).

(e)(10)	Employment Offer Letter Agreement by and between MyoKardia, Inc. and T. Anastasios Gianakakos, dated September 19, 2013 (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed on September 28, 2015).

(e)(11)	Employment Offer Letter Agreement by and between MyoKardia, Inc. and Jake Bauer, dated July 2, 2014 (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed on September 28, 2015).

(e)(12)	Employment Offer Letter Agreement by and between MyoKardia, Inc. and William Fairey, dated January 5, 2019 (incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on February 28, 2019).

(e)(13)	Employment Offer Letter Agreement by and between MyoKardia, Inc. and Taylor C. Harris, dated March 26, 2018 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 4, 2018).

(e)(14)	Employment Offer Letter Agreement by and between MyoKardia, Inc. and Robert S. McDowell, Ph.D., dated June 8, 2012 (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1 filed on September 28, 2015).

(e)(15)*	Employment Offer Letter Agreement by and between MyoKardia, Inc. and Denelle J. Waynick, dated May 9, 2020.

(e)(16)	Change in Control and Severance Policy (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-Q filed on February 28, 2019).

(e)(17)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 5, 2016).

(e)(18)*	Form of Make Whole Agreement between MyoKardia, Inc. and each of its executive officers.

(e)(19)	Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on August 4, 2020).

(e)(20)	Form of Indemnification Agreement between the Company and each of its directors and officers (incorporated by reference to Exhibit 10.11 to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on October 13, 2015).

* Filed herewith.

Annex A—Opinion of Centerview Partners LLC, dated October 3, 2020.

Annex B—Opinion of Guggenheim Securities, LLC, dated October 3, 2020.

Annex C—Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2020

MYOKARDIA, INC.

By:	/s/ T. Anastasios Gianakakos
	Name:	T. Anastasios Gianakakos
	Title:	President and Chief Executive Officer

ANNEX A

Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

October 3, 2020

The Board of Directors

MyoKardia, Inc.

1000 Sierra Point Parkway

Brisbane, CA 94005

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of MyoKardia, Inc., a Delaware corporation (the “Company”), of the $225.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Gotham Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $225.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are outstanding immediately prior to the effective time of the Merger and that are held by any person who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, Section 262 of the DGCL, (ii) Shares owned by the Company as treasury stock immediately prior to the effective time of the Merger and (iii) Shares held by Parent or Merger Sub, including any shares irrevocably accepted for payment by Merger Sub in the Tender Offer (the shares referred to in clauses (i) through (iii), together with any Shares held by any affiliate of the Company or Parent, the “Excluded Shares”)) will be converted into the right to receive $225.00 per Share in cash, without interest, (the $225.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other

The Board of Directors

MyoKardia, Inc.

October 3, 2020

persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated October 3, 2020 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2019, December 31, 2018 and December 31, 2017; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

The Board of Directors

MyoKardia, Inc.

October 3, 2020

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

CENTERVIEW PARTNERS LLC

ANNEX B

Opinion of Guggenheim Securities, LLC

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

October 3, 2020

The Board of Directors

MyoKardia, Inc.

1000 Sierra Point Parkway

Brisbane, CA 94005

Members of the Board:

We understand that MyoKardia, Inc. (“MyoKardia”) and Bristol-Myers Squibb Company (“Bristol-Myers Squibb”) intend to enter into an Agreement and Plan of Merger to be dated as of October 3, 2020 (the “Agreement”), pursuant to which (i) a wholly owned subsidiary of Bristol-Myers Squibb (“Merger Sub”) will commence a tender offer to purchase all of the issued and outstanding common stock, par value $0.0001 per share, of MyoKardia (the “Shares,” and such tender offer, the “Offer”) at a price of $225.00 per share in cash (the “Offer Price”) and (ii) following consummation of the Offer, Merger Sub will be merged with and into MyoKardia, with MyoKardia continuing as the surviving corporation and as a wholly owned subsidiary of Bristol-Myers Squibb (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”), pursuant to which each Share (other than Shares irrevocably accepted for payment by Merger Sub pursuant to the Offer, that constitute Appraisal Shares (as defined in the Agreement), are held by MyoKardia as treasury stock or are owned by Bristol-Myers Squibb or Merger Sub immediately prior to the Effective Time (as defined in the Agreement)) will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received by the holders of Shares (excluding Shares that constitute Appraisal Shares, are held by MyoKardia as treasury stock or are owned by Bristol-Myers Squibb or Merger Sub immediately prior to the Effective Time (the “Excluded Shares”)) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of October 3, 2020;

•	Reviewed certain publicly available business and financial information regarding MyoKardia;

•

Reviewed certain non-public business and financial information regarding MyoKardia’s business and future prospects (including certain probability-adjusted financial projections for MyoKardia on a stand-alone basis for the years ending December 31, 2020 through December 31, 2045 and certain estimates as to potentially realizable existing net operating loss carryforwards expected to be utilized by MyoKardia (together, the “MyoKardia-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for our use by MyoKardia’s senior management (collectively, the “MyoKardia-Provided Information”);

•

Discussed with MyoKardia’s senior management their strategic and financial rationale for the Transaction as well as their views of MyoKardia’s business, operations, historical and projected financial results and future prospects (including, without limitation, their assumptions as to the expected amounts, timing and pricing of future issuances of equity in MyoKardia) and the commercial, competitive and regulatory dynamics in the biopharmaceutical sector;

The Board of Directors

MyoKardia, Inc.

October 3, 2020

•	Performed financing-adjusted discounted cash flow analyses based on the MyoKardia-Provided Financial Projections;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Reviewed the acquisition premia for certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Reviewed the historical prices, trading multiples, and trading activity of the Shares; and

•	Conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with MyoKardia (including, without limitation, the MyoKardia-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the MyoKardia-Provided Information), (ii) express no view or opinion regarding the (a) reasonableness or achievability of the MyoKardia-Provided Financial Projections, any other estimates and any other forward-looking information provided by MyoKardia or the assumptions upon which any of the foregoing are based or (b) probability adjustments reflected in the MyoKardia-Provided Financial Projections and (iii) have relied upon the assurances of MyoKardia’s senior management that they are unaware of any facts or circumstances that would make the MyoKardia-Provided Information incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the MyoKardia-Provided Financial Projections utilized in our analyses, (a) we have been advised by MyoKardia’s senior management, and we have assumed, that the MyoKardia-Provided Financial Projections (including the probability adjustments reflected therein and the expected development and commercialization of MyoKardia’s products and product candidates) have been reasonably prepared on bases reflecting the best currently available estimates and judgments of MyoKardia’s senior management as to the expected future performance of MyoKardia on a stand-alone basis and (b) we have assumed that the MyoKardia-Provided Financial Projections have been reviewed by MyoKardia’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of MyoKardia or any other entity or the solvency or fair value of MyoKardia or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of MyoKardia’s senior management and MyoKardia’s other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to MyoKardia or its security holders.

The Board of Directors

MyoKardia, Inc.

October 3, 2020

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) MyoKardia, Bristol-Myers Squibb Company and Merger Sub will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of MyoKardia, Bristol-Myers Squibb and Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, divestiture or other requirements, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on MyoKardia, Bristol-Myers Squibb, Merger Sub or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to MyoKardia may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to MyoKardia in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, MyoKardia has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

As previously disclosed, aside from our current engagement by MyoKardia, we have not been previously engaged during the past two years by MyoKardia, nor have we been previously engaged during the past two years by Bristol-Myers Squibb, to provide financial advisory or investment banking services for which we received fees. We may seek to provide MyoKardia and Bristol-Myers Squibb and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction in the future, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to MyoKardia, Bristol-Myers Squibb, other participants in the Transaction and their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to MyoKardia, Bristol-Myers Squibb, other participants in the Transaction and their respective affiliates. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in MyoKardia, Bristol-Myers Squibb, other participants in the Transaction and their respective affiliates.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to MyoKardia, Bristol-Myers Squibb, Merger Sub, other participants in the Transaction and their respective affiliates and the Transaction that differ from the views of our investment banking personnel.

The Board of Directors

MyoKardia, Inc.

October 3, 2020

Our opinion has been provided to MyoKardia’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

Our opinion and any materials provided in connection therewith do not constitute a recommendation to MyoKardia’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address MyoKardia’s underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for MyoKardia, the financing or funding of the Transaction by Bristol-Myers Squibb or the effects of any other transaction in which MyoKardia might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of Shares (excluding the Excluded Shares) pursuant to the Agreement to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Offer or the Merger) or the Agreement or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of MyoKardia. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of MyoKardia’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. As MyoKardia is aware, global economic conditions and the global capital markets have been experiencing and remain subject to unusual volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on MyoKardia, Bristol-Myers Squibb or the Transaction. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (excluding Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6) d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) ), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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